Thompson	ATLANTA CINCINNATI COLUMBUS NEW YORK
Hine	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

October 23, 2009

Mr. Vincent J. DiStefano Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	James Advantage Funds File Nos. 333-37277 and 811-08411

Dear Mr. DiStefano:

On September 2, 2009, James Advantage Funds (the “Trust”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) that included revisions to enable use of a Summary Prospectus for each series of the Trust (each, a “Fund”).  The Trust received comments from you by telephone on the filing, and your comments and the Trust’s responses to your comments are set forth below.  A copy of the changed pages in the Prospectuses and Statements of Additional Information (the “SAIs”), marked to show changes made in response to your comments, is attached.

LONG-SHORT FUND PROSPECTUS

1.           Fees and Expenses of the Fund

a.           Comment:  The first sentence of the section should be revised to track the Form N-1A explicitly.

Response:            The sentence has been revised as requested.

b.           Comment:  The footnote to the fee table should be eliminated because there are no financial highlights for this Fund.

Response:            The footnote has been eliminated as requested.  However, a footnote has been added to disclose that acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

Vincent J. DiStefano
October 23, 2009

c.           Comment:  The last section in the “Portfolio Turnover” portion of this section should be deleted because it is based on an expectation, not actual experience.

Response:            The sentence has been deleted as requested.

2.           Principal Investment Strategies

a.           Comment:  Three sentences in the Principal Investment Strategies section describing a short sale should be deleted because they go into too much depth for a Summary Prospectus.

Response:            The three sentences have been deleted as requested.  These sentences have been added to the first paragraph under “Additional Information About Principal Investment Strategies and Related Risks” on page 7 of the Prospectus.

b.           Comment:  If the Fund may invest in junk bonds as a principal strategy, disclosure should be added.

Response:            The Fund does not intend to invest in junk bonds as a principal strategy.

3.           Principal Risks

a.           Comment:  In the subsection entitled “Fixed Income Risk,” the sentence indicating that the value of fixed income securities generally increases if rates fall should be deleted because it is not a risk disclosure.  Also, the fact that lower credit quality bonds have an increased risk of default should be added to the subsection.

Response:            The requested deletion and addition have been made.

b.           Comment:  In the subsection entitled “Management Risk,” the disclosure indicating that there is no guarantee that individual companies will perform as anticipated should be deleted.

Response:            The requested deletion has been made.

c.           Comment:  In the subsection entitled “Small Cap Company Risk,” the references to “higher growth rates” and “rise more in response to buying demand” should be deleted because these are not risk disclosures.

Response:            The requested deletion has been made.

Vincent J. DiStefano
October 23, 2009

d.           Comment:  In the subsection entitled “Foreign Investment Risk,” disclosure should be added regarding the risk of investing in emerging markets if doing so is part of the Fund’s principal strategy.

Response:            The Fund does not intend to invest in emerging market securities as a principal strategy.

e.           Comment:  In the subsection entitled “Exchange-Traded Fund Risk,” disclosure should be added regarding the risk of ETFs trading at a discount to net asset value.

Response:            The requested disclosure has been added.

f.            Comment:  In the subsection entitled “Portfolio Turnover Risk,” revise the disclosure to indicate that the Fund will likely have a high portfolio turnover rate.

Response:            The requested revision to the disclosure has been made.

g.           Comment:  Because reverse repurchase transactions and leverage are principal risks of the Fund, investments in reverse repurchase agreements and the use of leverage need to be described in the “Principal Strategies” section.

Response:            The subsections entitled “Reverse Repurchase Transactions Risks” and “Leverage Risks” have been deleted because investment in reverse repurchase agreements and the use of leverage are not principal strategies of the Fund.  Accordingly, no disclosure regarding those strategies is included in the “Principal Strategies” section.

4.           Transaction Policies

               Comment:  All or part of four sentences should be deleted to conform with Item 6 of Form N-1A.

Response:            The requested deletions have been made.

5.           Additional Information About Investment Strategies and Related Risks

a.           Comment:  The word “PRINCIPAL” should be inserted in the heading of this section at the top of page 7.

Response:            The requested addition has been made.

Vincent J. DiStefano
October 23, 2009

b.           Comment:  The disclosure regarding lending securities in the eighth paragraph of the section should be revised to indicate that lending securities is not a principal strategy, if that is the case.

Response:            Because lending securities is not a principal strategy, the disclosure has been deleted.  Similarly, the disclosure regarding borrowing and engaging in reverse repurchase agreements in the seventh paragraph of the section has been deleted.

c.           Comment:  In the last line of the ninth paragraph of the section (regarding ETFs), the words “premium or” should be deleted.

Response:            The words have been deleted as requested.

d.           Comment:  In the last paragraph of the section, the words “and other fees and expenses” should be added after “additional management fees” in the fifth line.

Response:            The requested words have been added to the disclosure.  In addition, a sentence has been added indicating that the Fund’s investment objective may be changed without shareholder approval.

6.           How to Purchase Shares – Purchases Through Financial Intermediaries

                              Comment:  In the second to last paragraph of the section, the words “in proper form” should either be defined, or if there are no requirements for the form of the order, should be deleted.

Response:            The words “in proper form” have been deleted as requested.

7.           How to Redeem Shares

a.           Comment:  In the first paragraph of the section, the words “or your financial intermediary” should be added at the end of the sixth line after the word “Fund.”

Response:                                The requested words have been added.  In addition, a sentence has been added indicating that a shareholder will receive a redemption check unless a wire or direct deposit is requested.  This sentence was deleted from the “Transaction Policies” section, as indicated in the Response to Comment 4.

b.           Comment:  In the section dealing with redemptions by wire, clarify whether the Fund will charge for processing wire redemptions.

Vincent J. DiStefano
October 23, 2009

Response:           The disclosure has been revised to indicate that the Fund charges $15 for processing wire redemptions, which charge may be waived in the discretion of the Fund.

8.           General

Comment:  Any comments given with respect to the Long-Short Fund Prospectus that are not specific to the Long-Short Fund should be dealt with in the same manner for the other Prospectuses.

Response:           All comments not specific to the Long-Short Fund were considered for the other two Prospectuses, and any comments not specific to the Prospectus for the Institutional Class of the Golden Rainbow Fund were dealt with in the same manner in the “Combined” Prospectus, which is the Prospectus for the Small Cap Fund, the Mid Cap Fund, the Equity Fund, the Market Neutral Fund and the Retail Class of the Balanced: Golden Rainbow Fund.

BALANCED: GOLDEN RAINBOW FUND – INSTITUTIONAL CLASS PROSPECTUS

9.           Fees and Expenses of the Fund – Annual Fund Operating Expenses

Comment:  The words “not used to calculate the Fund’s net asset value and” should be deleted from the footnote to the operating expense table.

Response:           The words have been deleted as requested.

10.           Principal Investment Strategies

a.           Comment:  The section should state affirmatively that more than 25% of the Fund’s assets will be invested in equity securities because this is a balanced fund.

Response:           The requested disclosure has been added.

b.           Comment:  If the Fund may invest in junk bonds as a principal strategy, disclosure should be added.

Response:           The Fund does not intend to invest in junk bonds as a principal strategy.

Vincent J. DiStefano
October 23, 2009

11.           Principal Risks

a.           Comment:  In the subsection entitled “Foreign Investment Risk,” disclosure should be added regarding the risk of investing in emerging markets if doing so is part of the Fund’s principal strategy.

Response:           The Fund does not intend to invest in emerging market securities as a principal strategy.  In addition, the last sentence in the subsection entitled “Sovereign Debt Risk” has been deleted because it refers to investments in emerging markets, which is not a principal strategy.

b.           Comment:  Because reverse repurchase transactions and leverage are principal risks of the Fund, investments in reverse repurchase agreements and the use of leverage need to be described in the “Principal Strategies” section.

Response:           The subsections entitled “Reverse Repurchase Transactions Risks” and “Leverage Risks” have been deleted because investment in reverse repurchase agreements and the use of leverage are not principal strategies of the Fund.  Accordingly, no disclosure regarding those strategies is included in the “Principal Strategies” section.

12.           Performance

a.           Comment:  The disclosure in the first paragraph of this section should be revised to conform more closely to Item 4(b)(2)(i) of Form N-1A.

Response:           The requested revisions have been made.

b.           Comment:  In the sentence following the table showing the annual total return by year, the reference to the Fund’s year-to-date return should be revised to make it clear that this relates to the Retail Class shares.

Response:           The requested revision has been made.

c.           Comment:  The last paragraph of the section, which describes the benchmark indexes, should be deleted.

Response:           The paragraph has been deleted as requested.  In addition, the reference to the “blended 25/25/50” benchmark has been revised to identify each component of the blended benchmark.

Vincent J. DiStefano
October 23, 2009

13.           Additional Information About Investment Strategies and Related Risks

a.           Comment:  The disclosure regarding lending securities in the third paragraph of the section should be revised to indicate that lending securities is not a principal strategy, if that is the case.

Response:           Because lending securities is not a principal strategy, the disclosure has been deleted.  Similarly, the disclosure regarding borrowing and engaging in reverse repurchase agreements in the second paragraph of the section has been deleted.

b.           Comment:  In the last paragraph of the section, the words “and other fees and expenses” should be added after “additional management fees” in the fifth line.

Response:           The requested words have been added to the disclosure.  In addition, a sentence has been added indicating that the Fund’s investment objective may be changed without shareholder approval.

COMBINED PROSPECTUS

Retail Class of Balanced: Golden Rainbow Fund

14.           Comment:  The same changes should be made as for the Institutional Class of the Balanced: Golden Rainbow Fund, to the extent applicable.

Response:           All applicable changes have been made.

Small Cap Fund

15.           Fees and Expenses of the Fund

Comment:  In the operating expense table, the acquired fund fees and expenses and related footnote should be deleted in their entirety because there are no acquired fund fees and expenses.

Response:           The requested deletions have been made.

Vincent J. DiStefano
October 23, 2009

16.           Principal Investment Strategies

a.           Comment:  Disclosure should be added indicating that shareholders will be given advance notice of any change in the Fund’s 80% policy because it is a non-fundamental policy.

Response:           The requested disclosure has been added.

b.           Comment:  Disclosure should be added to give the recent largest market capitalization of the companies included in the Russell 2000 index.

Response:           The requested disclosure has been added.

Mid Cap Fund

17.           Comment:  Disclosure should be added indicating that shareholders will be given advance notice of any change in the Fund’s 80% policy because it is a non-fundamental policy.

Response:           The requested disclosure has been added.

Equity Fund

18.           Comment:  Disclosure should be added indicating that shareholders will be given advance notice of any change in the Fund’s 80% policy because it is a non-fundamental policy.

Response:           The requested disclosure has been added.

Market Neutral Fund

19.           Principal Investment Strategies

a.           Comment:  If the Fund may invest in junk bonds as a principal strategy, disclosure should be added.

Response:           The Fund does not intend to invest in junk bonds as a principal strategy.

b.           Comment:  In the first paragraph of the section, the last four sentences should be deleted because they go into too much depth for a Summary Prospectus.

Response:           The requested deletions have been made.  The sentence indicating that there is no assurance that the Adviser will be able to limit market risk for the Fund has been added to the subsection entitled “Management Risk” in the “Principal Risks” section of the Prospectus.  The remaining sentences have been moved to the first paragraph in the subsection entitled “Investment Strategies and Related Risks – Market Neutral Fund” in the section entitled “Additional Information About Principal Investment Strategies and Related Risks.”

Vincent J. DiStefano
October 23, 2009

20.           Principal Risks

Comment:  The last sentence in the subsection entitled “Management Risk” regarding the Fund’s expected underperformance in strong bull markets should be moved to the subsection entitled “Short Selling Risk.”

Response:           The sentence has been moved as requested.

General

21.           For all of the Funds, the subsections entitled “Reverse Repurchase Transaction Risk” and “Leverage Risk” in the “Principal Risks” section have been deleted, and the related disclosure in the second and third paragraphs in the section entitled “Additional Information About Principal Investment Strategies and Related Risks” has been deleted.  In addition, in that same section, a sentence has been added indicating that each Fund’s investment objective may be changed without shareholder approval.

COMBINED SAI (All Funds Except the Balanced: Golden Rainbow Fund)

22.           Definitions, Policies and Risk Considerations – E. Illiquid Securities

Comment:  The first sentence of the section should indicate that the illiquid securities limitation is 15% of net assets.

Response:           The word “net” has been inserted as requested.

23.           Definitions, Policies and Risk Considerations – General

The disclosure in subsection F – Loans and Securities, subsection G – Borrowing and Leverage; Reverse Repurchase Agreements, and subsection H – Foreign Securities has been revised because disclosure has been deleted from the Prospectus and moved to the SAI or, in the case of the subsection entitled “Foreign Securities,” disclosure has been added regarding investment in securities of issuers in emerging markets.

Vincent J. DiStefano
October 23, 2009

24.           Definitions, Policies and Risk Considerations – T. Investment Techniques Specific to the Market Neutral Fund and Long-Short Fund

Comment:  If any of the described strategies are principal strategies, they need to be added to the Prospectus.

Response:           None of the described strategies is a principal strategy, except to the extent already disclosed in the Prospectus.

25.           Investment Limitations – 6. Illiquid Securities

Comment:  The first sentence of the section should indicate that the illiquid securities limitation is 15% of net assets.

Response:           The word “net” has been inserted as requested.

BALANCED: GOLDEN RAINBOW SAI

26.           General

The changes made to the Combined SAI have also been made to the Balanced: Golden Rainbow SAI.

The Fund has authorized us to acknowledge on its behalf that:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vincent J. DiStefano
October 23, 2009

If you have any questions or additional comments, please call the undersigned at 513-352-6546.

Very truly yours,

/s/ Donald S. Mendelsohn

Donald S. Mendelsohn

JAMES ADVANTAGE FUNDS

JAMES LONG-SHORT FUND
[TICKER SYMBOL]

PROSPECTUS
November 1, 2009

AS WITH ALL MUTUAL FUND SHARES AND PROSPECTUSES, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SHARES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JAMES LONG-SHORT FUND

Investment Objective

James Long-Short Fund seeks to provide long-term capital appreciation

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.95%
Distribution (12b-1) Fees	0.25%
Other Expenses
Dividend Expenses on Short Sales	0.50%
Remainder of Other Expenses	0.05%
Total Other Expenses	0.55%
Acquired Fund Fees and Expenses[1]	0.10%
Total Annual Fund Operating Expenses	2.85%

[1]
Acquired Fund Fees and Expenses are ~~not used to calculate the Fund's net asset value and are not included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of the prospectus~~based on estimated amounts for the current fiscal year.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicted and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
James Long-Short Fund	$288	$883

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  ~~The Fund's annual portfolio turnover rate is not expected to exceed [300]% of the average value of its portfolio.~~

Principal Investment Strategies

The Fund invests primarily in foreign and domestic equity securities (“long positions”) that the Adviser believes are undervalued and more likely to appreciate, and sells short equity securities (“short positions”) that the Adviser believes are overvalued and more likely to depreciate.  The Fund also may take long positions in domestic and foreign fixed income securities when the Adviser expects interest rates to fall, and short positions in fixed income securities when the Adviser expects interest rates to rise.  The Fund seeks to achieve positive returns on both the long positions and short positions that it takes in various securities.  ~~A short sale involves the Fund selling a security that it does not own, borrowing the same security from a broker or other institution to complete the sale, and the buying the same security at a later date to repay the lender.  If the price of the security declines before the Fund buys the security to repay the lender, the Fund makes a profit.  If the price increases, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price.~~  At any one time, the Fund can have up to a 100% exposure in long positions or short positions.

Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities, while the Fund's investments in fixed income securities will consist primarily of U.S. government securities and/or investment grade corporate bonds, and ETFs that invest primarily in such securities.  A significant portion of the Fund's long positions and short positions may be invested in small capitalization securities.  The Fund is non-diversified, which means that it can invest a relatively high percentage of its assets in a limited number of securities.

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Fixed Income Risk:  The Fund invests in fixed income securities. These securities will increase or decrease in value based on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines. ~~On the other hand, if rates fall, the value of the fixed income securities generally increases.~~  Your investment will decline in value if the value of the Fund’s investments decreases.  There is a risk that issuers and counterparties will not make payments on fixed income securities and repurchase agreements held by the Fund.  Such defaults could result in losses to the Fund.   Securities with lower credit quality have a greater risk of default.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult for the Fund to sell the security.

Management Risk: The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  If the Adviser does not correctly identify undervalued and overvalued equity securities, or the future direction of interest rates, the Fund may experience losses regardless of the overall performance of the market.

Short Selling Risk: The Fund will incur a loss as a result of a short sale if the price of the security sold short increases in value between the date of the short sale and the date on which the Fund purchases the security to replace the borrowed security.  In addition, a lender may request that securities sold short be returned to the lender on short notice, in which case the Fund may have to buy the securities sold short at an unfavorable price.  If this occurs, any anticipated gain to the Fund may be reduced or eliminated or the short sale may result in a loss.  The Fund's losses are potentially unlimited in a short sale transaction.  Short sales are speculative transactions and involve special risks, including greater reliance on the Adviser’s ability to accurately anticipate the future value of a security.

Small Cap Company Risk: Smaller capitalization companies may experience higher ~~growth rates and higher~~ failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.  These risks may be enhanced for micro cap securities.  Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market. The prices of micro cap securities generally are more volatile and their markets less liquid relative to larger cap securities.  Because micro cap stocks trade in low volumes, any size of trade can have a large percentage impact on the price of the stock.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

Non-Diversification Risk: As a non-diversified fund, the Fund may invest greater than 5% of its total assets in the securities of one or more issuers.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. This fluctuation, if significant, may affect the performance of the Fund.

Portfolio Turnover Risk:  The Fund ~~may~~will likely have a high portfolio turnover rate. A high portfolio turnover rate can result in increased brokerage commission costs and may expose taxable shareholders to potentially larger current tax liability.  Industry practice is to calculate the turnover ratio only on the Fund's long portfolio. If short positions were also included in this calculation, the Fund's turnover ratio would likely be higher.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk:  Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

Performance information is not included because the Fund had not commenced operations prior to the date of this Prospectus.

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since Inception

Buying and Selling Fund Shares

Minimum Initial Investment $2,000 $500 (tax-deferred accounts)	Minimum Additional Investment None

To Place Orders Mail: The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354

Transaction Policies

You can buy shares of the Fund by mail or through a financial intermediary. ~~You can pay for shares by check, bank wire or ACH.~~  You can sell shares of the Fund by mail, telephone or wire.  ~~When selling shares, you will receive a check, unless you request a wire or direct deposit to your bank account. You may be charged wire fees or other transaction fees; call~~Call the Fund or ask your financial intermediary for more information. ~~Orders to buy and sell shares are processed at the next NAV (share price) to be calculated after we receive your request in good order. NAVs are~~  The Fund’s share price is calculated only on days when the New York Stock Exchange is open for regular trading~~. For more about buying and selling shares, including policies and restrictions that may apply to you, see How to Purchase Shares on page 10 of the Fund’s prospectus and How to Redeem Shares on page 11 or ask your financial intermediary~~.

Dividends, Capital Gains and Taxes

The Fund’s distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Potential Conflicts of Interest

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

The Fund takes long positions in equity securities that the Adviser believes are undervalued and more likely to appreciate, and takes short positions in equity securities that the Adviser believes are overvalued and more likely to depreciate.  A short sale involves the Fund selling a security that it does not own, borrowing the same security from a broker or other institution to complete the sale, and the buying the same security at a later date to repay the lender.  If the price of the security declines before the Fund buys the security to repay the lender, the Fund makes a profit.  If the price increases, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price.  The Fund may at any time have either a net long exposure or a net short exposure to the equity markets, and the long-short exposure will vary over time based on the Adviser’s assessment of market conditions and other factors.  For example, if the Adviser is “bullish” on the markets, the portion of the Fund’s assets allocated to long positions will likely increase; or if the Adviser is “bearish” on the condition of the markets, the portion of the Fund’s assets allocated to short positions will likely increase.  ~~[~~At any one time, the Fund can have up to a 100% exposure in long positions or short positions.~~]~~

The Adviser does much of its own research using quantitative databases and statistical expertise and other elements to help predict future stock and bond price movements. The Adviser employs a proprietary investment model to select equity securities that it believes are undervalued for the Fund's long positions and equity securities perceived to be overvalued for the Fund's short positions. The Adviser focuses on value, neglect or equity securities which are underrepresented by institutional investors, as well as on management commitment. The Adviser also assesses a number of fundamental factors such as earnings, earnings trends, price earnings multiples, return on assets, and balance sheet data as well as other proprietary calculations. The model evaluates over 8,500 companies of all capitalization ranges.

At times, in order to take advantage of perceived opportunities in the debt markets, the Fund may also take long positions and short positions in various fixed income securities (primarily U.S. government securities or investment grade corporate bonds, and ETFs that invest primarily in such securities).  For this purpose, investment grade corporate bonds are those rated “Baa2” or better by Moody’s Investors Service, Inc. (“Moody’s”) or “BBB” or better by Standard & Poor’s Rating Group (“S&P”), or unrated securities determined by the Adviser to be of equivalent quality.  ~~[~~Generally, the Fund will take long positions in fixed income securities when the Adviser expects interest rates to fall, and short positions in fixed income securities when the Adviser expects interest rates to rise.~~]~~

The Adviser attempts to control the risk inherent in short selling equity securities by decreasing the relative weighting of each security sold short while increasing the number of shorted securities, thus reducing the impact each security has on overall performance.  The Adviser also seeks to mitigate risk by employing various proprietary procedures to eliminate securities that have risen in price above a loss threshold. The Adviser also will attempt to diversify the Fund among industries and market sectors; however, this is a secondary consideration.

When selling securities short, the Fund is required to maintain with its custodian a segregated account containing cash or high-grade liquid assets equal to the current market value of the securities sold short, less any collateral deposited with the Fund's broker (not including the proceeds from the short sales).  The Adviser does not intend to borrow money to provide this collateral.  Therefore, the Fund will always maintain high levels of cash or liquid assets (for example, short-term U.S. Treasury securities, money market funds, repurchase agreements, certificates of deposit, high quality money market securities and long equity positions) for this purpose.  As a result of these requirements, the Fund will not gain any leverage merely by selling short, except to the extent that it earns interest on the assets in the collateral account with the custodian and on collateral deposited with the broker. However, depending on arrangements made with the broker or custodian, the Fund may not receive any payments (including interest) on the deposits made with the broker or custodian.  These deposits do not have the effect of limiting the amount of money the Fund may lose on a short sale—the Fund’s possible losses from securities sold short is unlimited and may exceed the total amount of deposits.

There can be no assurance that the Fund will be able to close out a short position at any particular time or at an acceptable price. Although the Fund’s gain is limited to the amount at which it sold a security short, its potential loss is unlimited.  The amount of any gain also will be decreased and the amount of any loss increased by any premium or interest the Fund may be required to pay in connection with a short sale.  In addition, a lender may request that the borrowed securities be returned on short notice.  If that occurs at a time when other short sellers of the same security are receiving similar requests, a “short squeeze” can occur. This means that the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with securities purchased on the open market at prices significantly greater than those at which the securities were sold short.

~~The Fund may borrow up to one-third of the value of its total assets (including the amount borrowed).  The Fund also may engage in reverse repurchase transactions in which the Fund sells a security to another party, such as a bank, broker-dealer or other financial institution, and simultaneously agrees to buy the security back later at the same price plus interest. The Fund aggregates reverse repurchase agreements with its borrowings for purposes of limiting its borrowings to one-third of its total assets. The borrowing of securities for short sales is not included in this limitation.~~

~~The Fund may lend securities to broker-dealers or institutional investors. The Fund will not lend portfolio securities unless the loan is secured by collateral in an amount at least equal (on a daily marked-to-market basis) to the current market value of the securities loaned.  The Fund will not enter into securities lending arrangements unless the Fund has the ability to call loaned securities to vote proxies, or otherwise can obtain rights to vote or consent with respect to material events affecting the loaned securities.  The Fund may not lend securities with an aggregate market value of more than one-third of the Fund's total assets (including collateral received from the loans).  When the Fund engages in securities lending, it is subject to the risk that the borrower may fail to return the securities or that it may lose rights in the collateral should the borrower fail financially.~~

The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs and other investment companies in which the Fund invests will incur expenses not incurred by their applicable indices.  Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ability of the ETFs to track their applicable indices.  The market value of the ETF shares may differ from their net asset value.  This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.  Accordingly, there may be times when an ETF's shares trade at a ~~premium or~~ discount to its net asset value.

For temporary defensive purposes, under adverse market conditions, the Fund may hold all or a substantial portion of its assets in a combination of short-term U.S. Government or high quality money market instruments, repurchase agreements collateralized by such securities, money market funds or other cash equivalents. If the Fund acquires shares of another mutual fund, including a money market fund, you will be subject to additional management fees and other fees and expenses attributable to the underlying fund.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. When and to the extent the Fund assumes such a temporary defensive position, it may not pursue or achieve its investment objective.  The Fund’s investment objective may be changed without shareholder approval.

PORTFOLIO HOLDINGS DISCLOSURE

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio holdings is available in the Statement of Additional Information ("SAI").

MANAGEMENT OF THE FUND

Investment Adviser

•
James Investment Research, Inc. (the “Adviser”), P.O. Box 8, Alpha, Ohio 45301, manages the day-to-day investment decisions of the Fund and continuously reviews, supervises and administers the Fund's investment program.  The Adviser was established in 1972 and provides advice to institutional as well as individual clients.  The Adviser is responsible for the payment of all operating expenses of the Fund, except for brokerage fees and commissions, taxes, interest (including dividend expense on securities sold short), 12b-1 expenses, fees and expenses of non-interested person Trustees and extraordinary

•	impose other charges and restrictions;

•	designate intermediaries to accept purchase and sale orders on the Fund’s behalf; or

•	impose an earlier cut-off time for purchase and redemption requests.

The Fund considers a purchase or sale order as received when a financial intermediary receives the order ~~in proper form~~.  These orders will be priced based on the Fund’s NAV next computed after such order is received by the financial intermediary.  It is the responsibility of the financial intermediary to transmit properly completed purchase orders to the Fund in a timely manner.  Any change in price due to the failure of the Fund to timely receive an order must be settled between the investor and the financial intermediary placing the order.

Shares held through an intermediary may be transferred into your name following procedures established by your intermediary and the Fund.  Certain intermediaries may receive compensation from the Fund, the Adviser or their affiliates.

Automatic Investment Plan

The Fund offers current shareholders the convenience of automatic monthly investing, which is available on any day from the 1st to the 25th of the month.  If your selected date falls on a non-business day, your automatic investment will occur on the following business day. The amount you specify will be sent electronically from your checking or savings account to the Fund. To initiate the automatic investment plan, complete the application form and attach a voided check or preprinted deposit slip.

The Fund pays the cost associated with these automatic investments, but reserves the right, upon 30 days' written notice, to make reasonable charges for this service. Your bank may charge for debiting your account. Shareholders can change the amount or discontinue their participation in the plan by phone or by written notice to the Fund at least 4 business days prior to the automatic investment date.

Other Purchase Information

The Fund reserves the right to limit the amount of purchases and to refuse to sell to any person. When purchasing shares of the Fund by check, the check must be drawn on a U.S. bank, payable in U.S. dollars, and made payable to the Fund.  Certain third party checks will not be accepted. Before sending a third party check you should call 1-800-99-JAMES or 1-800-995-2637 to make sure it can be accepted under the Fund's Anti Money-Laundering policies. It is generally best to use a personal check drawn on your own bank.  If your check or wire does not clear, you will be responsible for any loss incurred by the Fund.  If you are already a Fund shareholder, we reserve the right to redeem shares from any identically registered account in the Fund as reimbursement for any loss incurred or money owed to the Fund.  You also may be prohibited or restricted from making future purchases in the Fund.

HOW TO REDEEM SHARES

You may redeem all or part of your investment in the Fund on any day that the Fund is open for business, subject to certain restrictions described below.  Redemption requests received by the Fund or an authorized agent of the Fund before 4:00 p.m. ET (or before the NYSE closes if it closes before 4:00 p.m. ET) will be effective that day.  Redemption requests received by the Fund or an authorized agent after the close of trading on the NYSE are processed at the NAV determined on the following business day.  The price you will receive when you redeem your shares will be the NAV next determined after the Fund or your financial intermediary receives your properly completed order to sell.  You may receive proceeds from your sale by check, bank wire transfer or direct deposit into your bank account.  You will receive a check unless you request a wire or direct deposit into your bank account.  The proceeds may be more or less than the purchase price of your shares, depending on the market value of the Fund’s securities at the time your redemption request is received.

By Mail – You may redeem any part of your account by sending a written request to the Fund.  The redemption request must contain the following information:

•	the Fund name;

•	your account number;

•	your address;

•	the dollar amount or number of shares you wish to redeem;

•	the signature of all registered account owners, signed in the exact name(s) and any special capacity in which they are registered; and

•	the Federal tax withholding election (for retirement accounts).

The redemption request should be sent to:

U.S. Mail The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	or	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354
In certain circumstances, a Medallion Signature Guarantee may be required.  For more details, please see Medallion Signature Guarantee below.

By Telephone – You may redeem shares totaling $25,000 or less by checking the appropriate box on the account application and calling the Fund at 1-800-995-2637.  IRA accounts are not redeemable by telephone.

Neither the Fund, the transfer agent nor their respective affiliates will be liable for complying with telephone instructions that they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions. You will bear the risk of any such loss. The Fund, the transfer agent, or both, will employ reasonable procedures to determine that telephone instructions are genuine. If the Fund and/or the transfer agent do not employ such procedures, they may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification before acting upon telephone instructions, providing written confirmation of the transactions and/or digitally recording telephone instructions.  The Fund may terminate the telephone procedures at any time.  During periods of extreme market activity it is possible that you may encounter some difficulty in telephoning us.  If you are unable to reach us by telephone, you may request a sale by mail.

By Wire - You also may redeem shares by placing a wire redemption request through your financial intermediary.  Your financial intermediary is responsible for transmitting properly completed wire redemption orders so that they are timely received by the Fund.  Your financial intermediary may charge a transaction fee to redeem shares.  In addition, the Fund ~~may charge up to~~charges $15 for processing wire redemptions, which charge may be waived in the discretion of the Fund.  This fee may be changed upon 30 days' prior written notice.  Any charges for wire redemptions will be deducted from your Fund by redeeming shares.  In the event that a wire transfer is impossible or impractical, the redemption proceeds will be sent by mail to the designated account.

Medallion Signature Guarantee - Some circumstances require that your request to redeem shares be made in writing accompanied by an original Medallion Signature Guarantee.  A Medallion Signature Guarantee helps protect you against fraud. You can obtain a Medallion Signature Guarantee from most banks or securities dealers, but not from a notary public. You should verify with the institution that it is an eligible guarantor prior to signing.  The three recognized medallion programs are Securities Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (MSP).  SIGNATURE GUARANTEES RECEIVED FROM INSTITUTIONS NOT PARTICIPATING IN THESE PROGRAMS WILL NOT BE ACCEPTED. An original Medallion Signature Guarantee is required if:

▪	the amount redeemed is greater than $100,000;

▪	the name(s) or the address on your account or the name or address of a payee has been changed within 30 days of your redemption request;

▪	information on your investment application has been changed within the last 30 days (including a change in your name or your address, or the name or address of a payee);

▪	proceeds or shares are being sent/transferred from a joint account to an individual's account;

JAMES ADVANTAGE FUNDS

JAMES BALANCED: GOLDEN RAINBOW FUND
Institutional Class Shares: GLRIX

PROSPECTUS
November 1, 2009

AS WITH ALL MUTUAL FUND SHARES AND PROSPECTUSES, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SHARES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JAMES BALANCED: GOLDEN RAINBOW FUND
Institutional Class Shares

Investment Objective

James Balanced: Golden Rainbow Fund seeks to provide total return through a combination of growth and income and preservation of capital in declining markets.

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.74%
Distribution (12b-1) Fees	NONE
Other Expenses	0.21%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	0.96%

[1]
Acquired Fund Fees and Expenses are not ~~used to calculate the Fund's net asset value and are not~~ included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of this prospectus.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
James Balanced: Golden Rainbow Fund	$98	$306	$531	$1,178

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 72% of the average value of its portfolio.

Principal Investment Strategies

Under normal circumstances, the Fund invests primarily in equity securities of foreign and domestic companies that the Adviser believes are undervalued, and in fixed income securities.  The Fund will normally hold both equity securities and fixed income securities, with at least 25% of its assets in equity securities and at least 25% of its assets in fixed income securities.  Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities.  Some or all of the equity portion of the Fund may be invested in small and micro capitalization companies.  The fixed income portion of the Fund will consist primarily of U.S. government securities, corporate bonds, municipal bonds and/or sovereign bonds of any maturity, as well as ETFs that invest primarily in such securities.  The Fund will limit its purchases of non-U.S. government securities to issues rated "Baa2" or better by Moody's Investors Service, Inc. ("Moody's") or BBB or better by Standard & Poor's Ratings Group ("S&P") and unrated securities determined by the Adviser to be of equivalent quality, as well as high quality money market instruments.  The Fund will attempt to provide total return in excess of the rate of inflation over the long term (3 to 5 years).

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Fixed Income Risk:  The Fund invests in fixed income securities. These securities will increase or decrease in value based on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines.  ~~On the other hand, if rates fall, the value of the fixed income securities generally increases.~~ Your investment will decline in value if the value of the Fund’s investments decreases.  There is a risk that issuers and counterparties will not make payments on fixed income securities and repurchase agreements held by the Fund.  Such defaults could result in losses to the Fund.  Securities with lower credit quality have a greater risk of default.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes.  Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund.  Lower credit quality also may affect liquidity and make it difficult for the Fund to sell the security.

Management Risk: The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  The Fund may experience losses regardless of the overall performance of the market.

Small Cap Company Risk:  Smaller capitalization companies may experience ~~higher growth rates and~~ higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.  These risks may be enhanced for micro cap securities.  Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market.  Because micro cap stocks trade in low volumes, any size of trade can have a large percentage impact on the price of the stock.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Municipal Securities Risk:  The power or ability of an issuer to make principal and interest payments on municipal securities may be materially adversely affected by economic conditions, litigation or other factors.  The Fund's right to receive principal and interest payments may be subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, as wells as laws, if any, which may be enacted by Congress or state legislatures extending the time for payment of principal and/or interest or imposing other constraints upon the enforcement of such obligations.  In addition, substantial changes in federal income tax laws could cause municipal security prices to decline because the demand for municipal securities is strongly influenced by the value of tax exempt income to investors.

Sovereign Debt Risk:  The Fund may invest in sovereign debt obligations.  Investment in sovereign debt obligations involves special risks not present in corporate debt obligations.  The issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default.  During periods of economic uncertainty, the market prices of sovereign debt, and the Fund’s net asset value, may be more volatile than prices of U.S. debt obligations~~.  In the past, certain emerging markets have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debts~~.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk: Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

Since the Institutional Class shares have not been available to investors for a full calendar year, the performance shown below is for the Retail Class shares, which are not offered in this prospectus.  The bar chart and performance table below ~~show~~illustrate the variability of the Fund’s returns, which ~~is one~~provides some indication of the ~~risk~~risks of investing in the Fund~~.  The bar chart shows~~ by showing changes in the Fund's ~~returns~~performance from year to year ~~for the last ten years.  The table shows~~and by showing how the Fund’s average annual total returns over time ~~compared to~~compare with the returns of a broad-based securities market index. Institutional Class shares would have annual returns substantially similar to those of Retail Class shares because both classes invest in the same portfolio of securities.  The annual returns would differ to the extent that the two classes do not have the same expenses.  ~~The~~Of course, the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Retail Class Shares) (Years ended December 31):

1999	3.42%
2000	4.58%
2001	2.56%
2002	-0.79%
2003	18.22%
2004	12.97%
2005	8.37%
2006	7.90%
2007	8.61%
2008	-5.53%

Best Quarter	2nd Quarter 2003	9.89%
Worst Quarter	3rd Quarter 2008	-5.37%

The Fund's (Retail Class Shares) year-to-date return as of September 30, 2009 was ~~[____%]~~5.86%.

Average Annual Total Returns (Retail Class Shares) (as of December 31, 2008)

	One Year	Five Years	Ten Years
James Balanced: Golden Rainbow Fund Return Before Taxes	-5.53%	6.27%	5.84%
Return after Taxes on Distributions	-6.04%	5.42%	4.31%
Return after Taxes on Distributions and Sale of Fund Shares	-3.50%	5.08%	4.28%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	-37.00%	-2.19%	-1.38%
Blended ~~25/25/50~~(25% S&P 500®Index; 25% Russell 2000®Index; 50% Barclays Intermediate Government/Credit Bond Index) (reflects no deduction for fees, expenses or taxes)	-16.73%	1.66%	3.60%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

~~The S&P 500 Index is a widely recognized, unmanaged index of common stocks generally representative of the U.S. stock market as a whole.  The Blended Index is comprised of a 25% weighting in the S&P 500 Index, a 25% weighting in the Russell® 2000 Index (a widely recognized, unmanaged index comprised of the 2,000 smallest U.S. domiciled publicly-traded common stocks of the Russell® 3000 Index; an unmanaged index of the 3,000 largest U.S. domiciled publicly-traded common stocks by market capitalization) and a 50% weighting in the Barclays Intermediate Government/Credit Bond Index (an unmanaged index generally representative of intermediate term bonds).  Investors cannot invest directly in an index.  If fees, expenses and taxes were deducted, the actual returns of the indices would be lower.~~

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since 2001

Buying and Selling Fund Shares

Minimum Initial Investment $50,000	Minimum Additional Investment None
To Place Orders Contact an eligible institutional intermediary.

Transaction Policies

You can buy shares of the Fund through an eligible institutional intermediary (a registered investment adviser or bank trust department that has established an omnibus account with the Fund to hold shares owned by clients).  When selling shares, proceeds will be sent to your financial intermediary.  ~~You may be charged wire fees or other transaction fees; call~~Call your eligible institutional intermediary for more information.  ~~Orders to buy and sell shares are processed at the next NAV (share price) to be calculated after we receive your request in good order.  NAVs are~~The Fund’s share price is calculated only on days when the New York Stock Exchange is open for regular trading~~.  For more about buying and selling shares, including policies and restrictions that may apply to you, see How to Purchase Shares on page 10 of the Fund’s prospectus and How to Redeem Shares on page 11 of the prospectus or ask your eligible institutional intermediary~~.

Dividends, Capital Gains and Taxes

The Fund’s distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Potential Conflicts of Interest

If you purchase the Fund through an eligible institutional intermediary, the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your intermediary’s web site for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

The Adviser does much of its own research using quantitative databases and statistical expertise and other elements to help predict future stock and bond price movements. The Adviser employs a proprietary investment model to select equity securities for the Fund that it believes are undervalued and more likely to appreciate. The Adviser focuses on value, neglect or equity securities which are underrepresented by institutional investors, as well as on management commitment. The Adviser also assesses a number of fundamental factors such as earnings, earnings trends, price earnings multiples, return on assets, and balance sheet data as well as other proprietary calculations. The model evaluates over 8,500 companies of all capitalization ranges.

~~The Fund may borrow up to one-third of the value of its total assets (including the amount borrowed).  The Fund also may engage in reverse repurchase transactions in which the Fund sells a security to another party, such as a bank, broker-dealer or other financial institution, and simultaneously agrees to buy the security back later at the same price plus interest. The Fund aggregates reverse repurchase agreements with its borrowings for purposes of limiting its borrowings to one-third of its total assets. The borrowing of securities for short sales is not included in this limitation.~~

~~The Fund may lend securities to broker-dealers or institutional investors. The Fund will not lend portfolio securities unless the loan is secured by collateral in an amount at least equal (on a daily marked-to-market basis) to the current market value of the securities loaned. The Fund will not enter into securities lending arrangements unless the Fund has the ability to call loaned securities to vote proxies, or otherwise can obtain rights to vote or consent with respect to material events affecting the loaned securities.  The Fund may not lend securities with an aggregate market value of more than one-third of the Fund's total assets (including collateral received from the loans).  When the Fund engages in securities lending, it is subject to the risk that the borrower may fail to return the securities or that it may lose rights in the collateral should the borrower fail financially.~~

The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs and other investment companies in which the Fund invests will incur expenses not incurred by their applicable indices.  Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ability of the ETFs to track their applicable indices.  The market value of the ETF shares may differ from their net asset value.  This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.  Accordingly, there may be times when an ETF's shares trade at a ~~premium or~~ discount to its net asset value.

The Fund may invest in sovereign debt.  Sovereign debt is debt issued by national governments.  A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from foreign governments, multilateral agencies and other entities to reduce principal and interest arrearages on their debt.  The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor's ability or willingness to service its debts.  Under the doctrine of sovereign immunity, the repayment of sovereign debt cannot be forced by creditors and it is thus subject to compulsory rescheduling, interest rate reduction, or even repudiation. The only protection available to creditors is threat of the loss of credibility and lowering of the international standing (the sovereign debt rating) of the country which may make it much more difficult to borrow in the future.

For temporary defensive purposes, under adverse market conditions, the Fund may hold all or a substantial portion of its assets in a combination of short-term U.S. Government or high quality money market instruments, repurchase agreements collateralized by such securities, money market funds or other cash equivalents. If the Fund acquires shares of another mutual fund, including a money market fund, you will be subject to additional management fees and other fees and expenses attributable to the underlying fund.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. When and to the extent the Fund assumes such a temporary defensive position, it may not pursue or achieve its investment objective.  The Fund’s investment objective may be changed without shareholder approval.

PORTFOLIO HOLDINGS DISCLOSURE

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Statement of Additional Information ("SAI").

MANAGEMENT OF THE FUND

Investment Adviser

James Investment Research, Inc. (the “Adviser”), P.O. Box 8, Alpha, Ohio 45301, manages the day-to-day investment decisions of the Fund and continuously reviews, supervises and administers the Fund’s investment programs.  The Adviser was established in 1972 and provides advice to institutional as well as individual clients.

For the fiscal year ended June 30, 2009, the Adviser was paid management fees of 0.74% of the Fund's average daily net assets.

A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract between the Adviser and the Fund is available in the Fund's annual report to shareholders for the fiscal year ended June 30.

The Adviser may, at its own expense and out of its own legitimate profits, provide cash payments to financial intermediaries who sell shares of the Fund and/or whose clients or customers hold shares of the Fund.  These payments generally are made to financial intermediaries that provide shareholder or administrative services, or distribution related services.  Distribution related services may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales programs.  These additional cash payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders.

Portfolio Management

The Fund is managed by an investment committee of the Adviser, which consists of seven members. The investment committee makes the investment decisions for the Fund, and is primarily responsible for the day-to-day management of the Fund's portfolio of securities. The SAI provides additional information about each portfolio manager's compensation, other managed accounts by the portfolio managers, and ownership of securities in the Fund.  The members of the investment committee are listed below.  Each member of the investment committee has held his or her position with the Adviser for at least five years unless otherwise indicated.

Dr. Frank James, PhD, is the Founder and Chairman of the Adviser and team leader of the investment committee. Dr. James earned his Ph.D. from Rensselaer Polytechnic Institute in 1967. Dr. James was formerly in charge of the graduate management program and a professor of Management and Statistics at the Air Force Institute of Technology. His current responsibilities include overseeing the Adviser's investment management and research.

Barry R. James, CFA, CIC is President of the Adviser and a portfolio manager. Prior to September 2007, Mr. James was Executive Vice president of the Adviser.  He is a principal officer of the James Advantage Funds.  He received his undergraduate degree from The United States Air Force Academy and his Master’s Degree from Boston University. He joined the Adviser in its beginning years before a tour of duty as an officer with the United States Air Force. He returned to the Adviser in 1986. Mr. James currently oversees the management of the Adviser.

Ann M. Shaw, CFP, joined the Adviser in 1978 and is the Chief Operating Officer and a portfolio manager. She is involved in security analysis and client service. Ms. Shaw received her Bachelor's Degree from Capital University.

The Fund considers a purchase or sale order as received when an eligible institutional intermediary receives the order ~~in proper form~~. These orders will be priced based on the NAV of the Institutional Class shares next computed after such order is received by the eligible institutional intermediary. It is the responsibility of the eligible institutional intermediary to transmit properly completed purchase orders to the Fund in a timely manner.  Any change in price due to the failure of the Fund to timely receive an order must be settled between the investor and the eligible institutional intermediary placing the order.

Additional Purchases

After your initial purchase, you may make additional purchases though an eligible institutional intermediary.  The Fund does not impose minimums on subsequent purchases of Institutional Class shares.  Please contact your eligible institutional intermediary for further details on making additional purchases of shares.

HOW TO REDEEM SHARES

You may redeem all or part of your Institutional Class shares of the Fund through your eligible institutional intermediary on any day that the Fund is open for business, subject to certain restrictions described below.  Redemption requests received by the Fund or an authorized agent of the Fund before 4:00 p.m. ET. (or before the NYSE closes if it closes before 4:00 p.m. ET) will be effective that day.  Redemption requests received by the Fund or its authorized agent after the close of trading on the NYSE are processed at the NAV determined on the following business day.  The price you will receive when you redeem your shares will be the NAV next determined after the Fund receives your properly completed order to sell.  The proceeds may be more or less than the purchase price of your shares, depending on the market value of the Fund’s securities at the time your redemption request is received.

The Fund will forward the proceeds of your sale to your eligible institutional intermediary within seven days (normally within three business days) after receipt of a proper redemption request.  Proceeds that are sent to your eligible institutional intermediary will not be reinvested unless you provide specific instructions to do so.

HOW TO EXCHANGE SHARES

Shares of the Fund may be exchanged for shares of any other James Advantage Fund and are subject to the applicable minimum initial investment requirements. You may request an exchange by contacting your eligible institutional intermediary.  Your exchange will be made at the next determined NAV after receipt of a request by the Fund.  To receive a specific day’s NAV, your letter or call must be received before that day’s close of the NYSE.

The exchange privilege may be modified or terminated by the Board of Trustees upon 30 days' written notice to shareholders. For federal income tax purposes, an exchange of shares is treated as a sale of the shares and a purchase of the shares you receive in exchange. You may, therefore, incur a taxable gain or loss in connection with the exchange. Before making an exchange, contact your eligible institutional intermediary to obtain more information about exchanges.

MARKET TIMING TRADING POLICY

The Fund is intended to be a long term investment.  Excessive purchases and redemptions of shares of the Fund in an effort to take advantage of short-term market fluctuations, known as "market timing," can interfere with long-term portfolio management strategies and increase the expenses of the Fund, to the detriment of long-term investors. For example, excessive redemption orders may require us to sell securities in our portfolio at inopportune times to fund redemption payments.  Accordingly, the Board of Trustees has adopted policies that seek to restrict market timing activity. If the Fund believes, in their sole discretion, that an investor is engaged in excessive short-term trading or is otherwise engaged in market timing activity, the Fund may, with or without prior notice to the investor, reject further purchase orders from that investor, and disclaim responsibility for any consequent losses that the investor may incur.  The Fund's response to any particular market timing activity will depend on the facts and circumstances of each case, such as the extent and duration of the market timing activity and the investor's trading history in the Fund.  While the Fund cannot assure the prevention of all excessive trading and market timing, by making these judgments the Fund believes it is acting in a manner that is in the best interests of shareholders.

JAMES ADVANTAGE FUNDS

JAMES BALANCED: GOLDEN RAINBOW FUND (Retail Class)
GLRBX

JAMES SMALL CAP FUND
JASCX

JAMES MID CAP FUND
JAMDX

JAMES EQUITY FUND
JALCX

JAMES MARKET NEUTRAL FUND
JAMNX

PROSPECTUS
November 1, 2009

AS WITH ALL MUTUAL FUND SHARES AND PROSPECTUSES, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SHARES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JAMES BALANCED: GOLDEN RAINBOW FUND
Retail Class Shares

Investment Objective

James Balanced: Golden Rainbow Fund seeks to provide total return through a combination of growth and income and preservation of capital in declining markets.

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.74%
Distribution (12b-1) Fees	0.25%
Other Expenses	0.17%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses	1.17%

[1]
Acquired Fund Fees and Expenses are not ~~used to calculate the Fund's net asset value and are not~~ included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of this prospectus.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
James Balanced: Golden Rainbow Fund	$119	$372	$644	$1,420

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 72% of the average value of its portfolio.

Principal Investment Strategies

Under normal circumstances, the Fund invests primarily in equity securities of foreign and domestic companies that the Adviser believes are undervalued, and in fixed income securities.  The Fund will normally hold both equity securities and fixed income securities, with at least 25% of its assets in equity securities and at least 25% of its assets in fixed income securities.  Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities.  Some or all of the equity portion of the Fund may be invested in small and micro capitalization companies.  The fixed income portion of the Fund will consist primarily of U.S. government securities, corporate bonds, municipal bonds and/or sovereign bonds of any maturity, as well as ETFs that invest primarily in such securities.  The Fund will limit its purchases of non-U.S. government securities to issues rated "Baa2" or better by Moody's Investors Service, Inc. ("Moody's") or BBB or better by Standard & Poor's Ratings Group ("S&P") and unrated securities determined by the Adviser to be of equivalent quality, as well as high quality money market instruments.  The Fund will attempt to provide total return in excess of the rate of inflation over the long term (3 to 5 years).

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Fixed Income Risk:  The Fund invests in fixed income securities. These securities will increase or decrease in value based on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines.  ~~On the other hand, if rates fall, the value of the fixed income securities generally increases.~~ Your investment will decline in value if the value of the Fund’s investments decreases.  There is a risk that issuers and counterparties will not make payments on fixed income securities and repurchase agreements held by the Fund.  Such defaults could result in losses to the Fund.  Securities with lower credit quality have a greater risk of default.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes.  Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund.  Lower credit quality also may affect liquidity and make it difficult for the Fund to sell the security.

Management Risk: The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  The Fund may experience losses regardless of the overall performance of the market.

Small Cap Company Risk:  Smaller capitalization companies may experience ~~higher growth rates and~~ higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.  These risks may be enhanced for micro cap securities.  Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market.  Because micro cap stocks trade in low volumes, any size of trade can have a large percentage impact on the price of the stock.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Municipal Securities Risk:  The power or ability of an issuer to make principal and interest payments on municipal securities may be materially adversely affected by economic conditions, litigation or other factors.  The Fund's right to receive principal and interest payments may be subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, as wells as laws, if any, which may be enacted by Congress or state legislatures extending the time for payment of principal and/or interest or imposing other constraints upon the enforcement of such obligations.  In addition, substantial changes in federal income tax laws could cause municipal security prices to decline because the demand for municipal securities is strongly influenced by the value of tax exempt income to investors.

Sovereign Debt Risk:  The Fund may invest in sovereign debt obligations.  Investment in sovereign debt obligations involves special risks not present in corporate debt obligations.  The issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default.  During periods of economic uncertainty, the market prices of sovereign debt, and the Fund’s net asset value, may be more volatile than prices of U.S. debt obligations~~.  In the past, certain emerging markets have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debts~~.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk: Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

The bar chart and performance table below ~~show~~illustrate the variability of the ~~Fund’s~~ returns of the Retail Class of the Fund, which ~~is one~~provides some indication of the ~~risk~~risks of investing in the Fund~~.  The bar chart shows~~ by showing changes in the Fund's ~~returns~~performance from year to year ~~for the last ten years.  The table shows~~and by showing how the Fund’s average annual total returns over time ~~compared to~~compare with the returns of a broad-based securities market index. Of course, the Fund’s past performance is not necessarily an indication of how the ~~fund~~Fund will perform in the future.  Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Retail Class Shares) (Years ended December 31):

1999	3.42%
2000	4.58%
2001	2.56%
2002	-0.79%
2003	18.22%
2004	12.97%
2005	8.37%
2006	7.90%
2007	8.61%
2008	-5.53%

Best Quarter	2nd Quarter 2003	9.89%
Worst Quarter	3rd Quarter 2008	-5.37%

The Fund's (Retail Class Shares) year-to-date return as of September 30, 2009 was ~~[____%]~~5.86%.

Average Annual Total Returns (Retail Class Shares) (as of December 31, 2008)

	One Year	Five Years	Ten Years
James Balanced: Golden Rainbow Fund Return Before Taxes	-5.53%	6.27%	5.84%
Return after Taxes on Distributions	-6.04%	5.42%	4.31%
Return after Taxes on Distributions and Sale of Fund Shares	-3.50%	5.08%	4.28%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	-37.00%	-2.19%	-1.38%
Blended ~~25/25/50~~(25% S&P 500®Index; 25% Russell 2000®Index; 50% Barclays Intermediate Government/Credit Bond Index) (reflects no deduction for fees, expenses or taxes)	-16.73%	1.66%	3.60%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

~~The S&P 500 Index is a widely recognized, unmanaged index of common stocks generally representative of the U.S. stock market as a whole.  The Blended Index is comprised of a 25% weighting in the S&P 500 Index, a 25% weighting in the Russell® 2000 Index (a widely recognized, unmanaged index comprised of the 2,000 smallest U.S. domiciled publicly-traded common stocks of the Russell® 3000 Index; an unmanaged index of the 3,000 largest U.S. domiciled publicly-traded common stocks by market capitalization) and a 50% weighting in the Barclays Intermediate Government/Credit Bond Index (an unmanaged index generally representative of intermediate term bonds).  Investors cannot invest directly in an index.  If fees, expenses and taxes were deducted, the actual returns of the indices would be lower.~~

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since 2001

Buying and Selling Fund Shares

Minimum Initial Investment $2,000 $500 (tax-deferred accounts)	Minimum Additional Investment None
To Place Orders Mail: The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354
For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to Important Information Regarding Fund Shares on page ~~23~~21 of this prospectus.

JAMES SMALL CAP FUND

Investment Objective

James Small Cap Fund seeks to provide long-term capital appreciation.

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.24%
Distribution (12b-1) Fees	0.25%
Other Expenses	0.01%
~~Acquired Fund Fees and Expenses1~~	~~0.00%~~
Total Annual Fund Operating Expenses	1.50%

~~1~~
~~Acquired Fund Fees and Expenses are not used to calculate the Fund's net asset value and are not included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of this prospectus.~~

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
James Small Cap Fund	$154	$477	$824	$1,802

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 46% of the average value of its portfolio.

Principal Investment Strategies

The Fund invests primarily in equity securities of foreign and domestic companies that the Adviser believes are undervalued.  Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities.  Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowing for investment purposes, if any) in equity securities of small capitalization companies.  Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% investment policy.  Small capitalization companies are defined as those companies with market capitalizations at the time of purchase no larger than the stocks in the Russell 2000® Index, including ETFs that invest primarily in such securities.  As of September 30, 2009, the largest market capitalization of the companies included in the Russell 2000® Index was $3.6 billion.  Micro cap securities are considered small capitalization securities.

The Fund anticipates investing across a range of industry sectors.  However, certain sectors may be significantly overweighted or underweighted compared to the Russell 2000® Index because the Adviser seeks the best investment opportunities regardless of sector. The sectors in which the Fund may be overweighted or underweighted will vary at different points in the economic cycle.

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Management Risk: The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  The Fund may experience losses regardless of the overall performance of the market.

Small Cap Company Risk:  Smaller capitalization companies may experience ~~higher growth rates and~~ higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.  These risks may be enhanced for micro cap securities.  Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market. The prices of micro cap securities generally are more volatile and their markets less liquid relative to larger cap securities.  Because micro cap stocks trade in low volumes, any size of trade can have a large percentage impact on the price of the stock.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Sector Risk:  Equity securities within the same group of industries may decline in price due to sector-specific market or economic developments. If the Adviser invests a significant portion of the Fund's assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment.  This may cause the Fund's net asset value to fluctuate more than that of a fund that does not concentrate in a particular sector.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk:  Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

The bar chart and performance table below ~~show~~illustrate the variability of the Fund’s returns, which ~~is one~~provides some indication of the ~~risk~~risks of investing in the Fund~~.  The bar chart shows~~ by showing changes in the Fund's ~~returns~~performance from year to year ~~for the last ten years.  The table shows~~and by showing how the Fund’s average annual total returns over time ~~compared to~~compare with the returns of a broad-based securities market index. Of course, the Fund’s past performance is not necessarily an indication of how the ~~fund~~Fund will perform in the future.  Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Years ended December 31):

1999	-10.43%
2000	5.03%
2001	5.38%
2002	-2.40%
2003	53.64%
2004	26.18%
2005	7.51%
2006	12.49%
2007	-6.16%
2008	-35.70%

Best Quarter	2nd Quarter 2003	25.01%
Worst Quarter	4th Quarter 2008	-20.84%

The Fund's year-to-date return as of September 30, 2009 was ~~[____~~16.74%~~]~~.

Average Annual Total Returns (as of December 31, 2008)

	One Year	Five Years	Ten Years
James Small Fund Return Before Taxes	-35.70%	-1.63%	3.19%
Return after Taxes on Distributions	-35.72%	-1.89%	3.03%
Return after Taxes on Distributions and Sale of Fund Shares	-23.16%	-1.30%	2.80%
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	-33.80%	-0.93%	3.02%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

~~The Russell 2000 Index is a widely recognized, unmanaged index comprised of the 2,000 smallest U.S. domiciled publicly-traded common stocks of the Russell 3000 Index, an unmanaged index of the 3,000 largest U.S. domiciled publicly-traded common stocks by market capitalization.  Investors cannot invest directly in an index.  If fees, expenses and taxes were deducted, the actual returns of the index would be lower.~~

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since 2001

For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to Important Information Regarding Fund Shares on page ~~23~~21 of this prospectus.

JAMES MID CAP FUND

Investment Objective

James Mid Cap Fund seeks to provide long-term capital appreciation.

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.99%
Distribution (12b-1) Fees	0.25%
Other Expenses	0.26%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	1.51%

[1]
Acquired Fund Fees and Expenses are not ~~used to calculate the Fund's net asset value and are not~~ included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of this prospectus.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
James Mid Cap Fund	$154	$477	$824	$1,802

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 38% of the average value of its portfolio.

Principal Investment Strategies

The Fund invests primarily in equity securities of foreign and domestic companies that the Adviser believes are undervalued.  Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities.  Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowing for investment purposes, if any) in equity securities of mid capitalization companies.  Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the  Fund’s 80% investment policy.  Mid capitalization companies are defined as those companies with market capitalizations at the time of purchase of $1 billion to $8 billion, including ETFs that invest primarily in such securities.

The Fund anticipates investing across a range of industry sectors.  However, certain sectors may be significantly overweighted or underweighted compared to the S&P 400® Index because the Adviser seeks the best investment opportunities regardless of sector. The sectors in which the Fund may be overweighted or underweighted will vary at different points in the economic cycle.

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Management Risk: The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  The Fund may experience losses regardless of the overall performance of the market.

Mid Cap Company Risk:  Mid capitalization companies may experience ~~higher growth rates and~~ higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Sector Risk:  Equity securities within the same group of industries may decline in price due to sector-specific market or economic developments. If the Adviser invests a significant portion of the Fund's assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment.  This may cause the Fund's net asset value to fluctuate more than that of a fund that does not concentrate in a particular sector.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk:  Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

The bar chart and performance table below ~~show~~illustrate the variability of the Fund’s returns, which ~~is one~~provides some indication of the ~~risk~~risks of investing in the Fund~~.  The bar chart shows~~ by showing changes in the Fund's ~~returns~~performance from year to year ~~since inception on June 26, 2006.  The table shows~~and by showing how the Fund’s average annual total returns over time ~~compared to~~compare with the returns of a broad-based securities market index. Of course, the Fund’s past performance is not necessarily an indication of how the ~~fund~~Fund will perform in the future.  Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Years ended December 31):

2007	1.63%
2008	-34.88%

Best Quarter	2nd Quarter 2008	9.33%
Worst Quarter	4th Quarter 2008	-22.47

The Fund's year-to-date return as of September 30, 2009 was ~~[____~~19.76%~~]~~.

Average Annual Total Returns (as of December 31, 2008)

	One Year	Since Inception (June 30, 2006)
James Mid Cap Fund Return Before Taxes	-34.88%	-13.27%
Return after Taxes on Distributions	-34.89%	-13.33%
Return after Taxes on Distributions and Sale of Fund Shares	-22.66%	-11.10%
S&P 400® Index (reflects no deduction for fees, expenses or taxes)	-34.77%	-12.30%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

~~The S&P 400 Index is an unmanaged index comprised of the 400 medium-sized U.S. firms.  Investors cannot invest directly in an index.  If fees, expenses and taxes were deducted, the actual returns of the index would be lower.~~

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since Inception

Buying and Selling Fund Shares

Minimum Initial Investment $2,000 $500 (tax-deferred accounts)	Minimum Additional Investment None

To Place Orders Mail: The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354

For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to Important Information Regarding Fund Shares on page ~~23~~21 of this prospectus.

JAMES EQUITY FUND

Investment Objective

James Equity Fund seeks to provide long-term capital appreciation and outperform the S&P 500® Index.

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.15%
Distribution (12b-1) Fees	0.25%
Other Expenses	0.10%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	1.53%

[1]
Acquired Fund Fees and Expenses are not ~~used to calculate the Fund's net asset value and are not~~ included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of this prospectus.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
James Equity Fund	$156	$483	$834	$1,824

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 81% of the average value of its portfolio.

Principal Investment Strategies

The Fund invests primarily in undervalued foreign and domestic equity securities that the Fund's Adviser deems most likely to outperform the S&P 500 Index.  Equity securities include common stock, preferred stock and exchange traded funds (“ETFs”) that invest primarily in equity securities.  Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowing for investment purposes, if any) in equity securities of companies of any market capitalization, including ETFs that invest primarily in such securities.  Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% investment policy.  The Fund is non-diversified, which means it can invest a relatively high percentage of its assets in a limited number of securities.

The Fund anticipates investing across a range of industry sectors.  However, certain sectors may be significantly overweighted or underweighted compared to the S&P 500® Index because the Adviser seeks the best investment opportunities regardless of sector. The sectors in which the Fund may be overweighted or underweighted will vary at different points in the economic cycle.  The Fund typically will hold more than 25 stocks and does not attempt to track the performance of the S&P 500® Index.

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Management Risk:  The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  The Fund may experience losses regardless of the overall performance of the market.

Small Cap Company Risk:  Smaller capitalization companies may experience ~~higher growth rates and~~ higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.  These risks are enhanced for micro cap securities.  Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market. The prices of micro cap securities generally are more volatile and their markets less liquid relative to larger cap securities.  Because micro cap stocks trade in low volumes, any size of trade can have a large percentage impact on the price of the stock.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Sector Risk:  Equity securities within the same group of industries may decline in price due to sector-specific market or economic developments. If the Adviser invests a significant portion of the Fund's assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment.  This may cause the Fund's net asset value to fluctuate more than that of a fund that does not concentrate in a particular sector.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

Non-Diversification Risk:  As a non-diversified fund, the Fund may invest greater than 5% of its total assets in the securities of one or more issuers.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. This fluctuation, if significant, may affect the performance of the Fund.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk:  Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

The bar chart and performance table below ~~show~~illustrate the variability of the Fund’s returns, which ~~is one~~provides some indication of the ~~risk~~risks of investing in the Fund~~.  The bar chart shows~~ by showing changes in the Fund's ~~returns~~performance from year to year ~~since inception on November 1, 1999.  The table shows~~and by showing how the Fund’s average annual total returns over time ~~compared to~~compare with the returns of a broad-based securities market index. Of course, the Fund’s past performance is not necessarily an indication of how the ~~fund~~Fund will perform in the future.  Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Years ended December 31):

2000	-24.88%
2001	-24.37%
2002	-19.87%
2003	26.66%
2004	22.14%
2005	15.03%
2006	16.19%
2007	3.62%
2008	-39.04%

Best Quarter	1st Quarter 2000	18.68%
Worst Quarter	4th Quarter 2000	-29.37%

The Fund's year-to-date return as of September 30, 2009 was ~~[____~~16.38%~~]~~.

Average Annual Total Returns (as of December 31, 2008)

	One Year	Five Years	Since Inception (November 1, 1999)
James Equity Fund Return Before Taxes	-39.04%	0.61%	-3.39%
Return after Taxes on Distributions	-40.31%	0.17%	-3.65%
Return after Taxes on Distributions and Sale of Fund Shares	-23.97%	0.49%	-2.84%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	-37.00%	-2.19%	-2.72%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

~~The S&P 500 Index is a widely recognized, unmanaged index of common stocks generally representative of the U.S. stock market as a whole.    Investors cannot invest directly in an index.  If fees, expenses and taxes were deducted, the actual returns of the index would be lower.~~

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since 2001

Buying and Selling Fund Shares

Minimum Initial Investment $2,000 $500 (tax-deferred accounts) $50 (The James Advantage 50/50 Plan)	Minimum Additional Investment None
To Place Orders Mail: The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354

For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to Important Information Regarding Fund Shares on page ~~23~~21 of this prospectus.

JAMES MARKET NEUTRAL FUND

Investment Objective

James Market Neutral Fund seeks to provide positive returns regardless of the direction of the stock markets.

Fees and Expenses of the Fund

~~The following~~This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.67%
Distribution (12b-1) Fees	0.25%
Other Expenses
Dividend Expenses on Securities Sold Short	0.32%
Remainder of Other Expenses	0.03%
Total Other Expenses	0.35%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	2.28%

[1]
Acquired Fund Fees and Expenses are not ~~used to calculate the Fund's net asset value and are not~~ included as expenses in the Ratio of Net Expenses to Average Net Assets found in the "Financial Highlights" section of this prospectus.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
James Market Neutral Fund	$231	$712	$1,220	$2,615

Portfolio Turnover:  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund's portfolio turnover rate was 65% of the average value of its portfolio.

Principal Investment Strategies

The Fund seeks to limit market risk (the effects of general market movements on the Fund’s performance) by using a market neutral strategy.  The Fund primarily invests in foreign and domestic equity securities ("long positions") that its investment adviser believes are undervalued and more likely to appreciate and, at the same time, sells short equity securities ("short positions") that the Adviser believes are overvalued and more likely to depreciate.  The Fund also may take long positions in domestic and foreign fixed income securities when the Fund holds short positions in financial sector stocks and the Adviser expects interest rates to fall, and may take short positions in fixed income securities when the Fund holds long positions in financial sector stocks and the Adviser expects interest rates to rise.  ~~There is no assurance that the Adviser will be able to limit market risk for the Fund.  A short sale involves the Fund selling a security that it does not own, borrowing the same security from a broker or other institution to complete the sale, and the buying the same security at a later date to repay the lender.  If the price of the security declines before the Fund buys the security to repay the lender, the Fund makes a profit.  If the price increases, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price.~~

The Fund will hold approximately equal long and short positions.  However, over time the positions can become unequal to a significant degree.  The ~~adviser~~Adviser will rebalance the long and short positions to maintain a market neutral exposure when the imbalance reaches pre-established thresholds.

Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities, while the Fund’s investments in fixed income securities will consist primarily of U.S. government securities and/or investment grade corporate bonds, and ETFs that invest primarily in such securities.  A significant portion of the Fund’s long positions and short positions may be invested in small capitalization stocks.

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.  When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Fixed Income Risk:  The Fund invests in fixed income securities. These securities will increase or decrease in value based on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines.  ~~On the other hand, if rates fall, the value of the fixed income securities generally increases.~~ Your investment will decline in value if the value of the Fund’s investments decreases.  There is a risk that issuers and counterparties will not make payments on fixed income securities and repurchase agreements held by the Fund.  Such defaults could result in losses to the Fund.  Securities with lower credit quality have a greater risk of default.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes.  Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund.  Lower credit quality also may affect liquidity and make it difficult for the Fund to sell the security.

Management Risk:  The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect ~~and there is no guarantee that individual companies will perform as anticipated~~.  If the Adviser does not correctly identify undervalued and overvalued securities, the Fund may experience losses regardless of the overall performance of the market.  ~~In strong "bull" markets, when the prices of nearly all stocks are rising regardless of the underlying value of the companies, the Fund is expected to underperform the general markets because the Fund's short positions will likely lose money~~There is no assurance that the Adviser will be able to limit market risk for the Fund.

Short Selling Risk:  The Fund will incur a loss as a result of a short sale if the price of the security sold short increases in value between the date of the short sale and the date on which the Fund purchases the security to replace the borrowed security.  In addition, a lender may request that securities sold short be returned to the lender on short notice, in which case the Fund may have to buy the securities sold short at an unfavorable price.  If this occurs, any anticipated gain to the Fund may be reduced or eliminated or the short sale may result in a loss.  The Fund's losses are potentially unlimited in a short sale transaction.  Short sales are speculative transactions and involve special risks, including greater reliance on the Adviser’s ability to accurately anticipate the future value of a security.  In strong "bull" markets, when the prices of nearly all stocks are rising regardless of the underlying value of the companies, the Fund is expected to underperform the general markets because the Fund's short positions will likely lose money.

Small Cap Company Risk:  Smaller capitalization companies may experience ~~higher growth rates and~~ higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them ~~rise more in response to buying demand and~~ fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.  These risks may be enhanced for micro cap securities.  Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market. The prices of micro cap securities generally are more volatile and their markets less liquid relative to larger cap securities.  Because micro cap stocks trade in low volumes, any size of trade can have a large percentage impact on the price of the stock.

Foreign Investment Risk:  Foreign investing involves risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country.  In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets.  Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations.  Foreign accounting may be less transparent than U.S. accounting practices and foreign regulation may be inadequate or irregular.  Owning foreign securities could cause the Fund’s performance to fluctuate more than if it held only U.S. securities.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value.  Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.  The Fund will also incur brokerage costs when it purchases shares of ETFs.  In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

Portfolio Turnover Risk:  The Fund ~~may~~will likely have a high portfolio turnover rate. A high portfolio turnover rate can result in increased brokerage commission costs and may expose taxable shareholders to potentially larger current tax liability.  Industry practice is to calculate the turnover ratio only on the Fund's long portfolio. If short positions were also included in this calculation, the Fund's turnover ratio would likely be higher.

~~Reverse Repurchase Transaction Risk:  Reverse repurchase transactions may increase fluctuations in the Fund’s net asset value.  Reverse repurchase transactions also involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.  In the event of bankruptcy or other default by the purchaser, the Fund could experience both delays in repurchasing the portfolio securities and losses.~~

~~Leverage Risk:  Certain securities or practices can multiply small market movements into large changes in value.  Borrowing and reverse repurchase transactions are subject to leverage risk because they magnify the Fund’s potential for gain or loss and, therefore, increase the possibility of fluctuation in the Fund’s net asset value.~~

Performance

The bar chart and performance table below ~~show~~illustrate the variability of the Fund’s returns, which ~~is one~~provides some indication of the ~~risk~~risks of investing in the Fund~~.  The bar chart shows~~ by showing changes in the Fund's ~~returns~~performance from year to year ~~for the last ten years.  The table shows~~and by showing how the Fund’s average annual total returns over time ~~compared to~~compare with the returns of a broad-based securities market index. Of course, the Fund’s past performance is not necessarily an indication of how the ~~fund~~Fund will perform in the future.  Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Years ended December 31):
1999	-10.84%
2000	16.32%
2001	1.66%
2002	1.59%
2003	3.23%
2004	8.63%
2005	7.94%
2006	-0.43%
2007	6.62%
2008	-5.03%

Best Quarter	1st Quarter 2005	6.72%
Worst Quarter	4th Quarter 2002	-7.84%

The Fund's year-to-date return as of September 30, 2009 was ~~[____~~-18.46%~~]~~.

Average Annual Total Returns (as of December 31, 2008)

	One Year	Five Years	Ten Years
James Market Neutral Fund Return Before Taxes	-5.03%	3.40%	2.71%
Return after Taxes on Distributions	-5.05%	3.00%	2.26%
Return after Taxes on Distributions and Sale of Fund Shares	-3.26%	2.72%	2.07%
90-Day Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	2.06%	3.25%	3.45%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").  When the "Return After Taxes on Distributions and Sale of Fund Shares" is higher than "Return Before Taxes", it is because of realized losses. If a capital loss occurs upon the redemption of a Fund's shares, the capital loss is recorded as a tax benefit, which increases the return and translates into an assumed tax deduction that benefits the shareholder.

~~The 90-Day Treasury Bill Index is an unmanaged index generally representative of the average yield of 90-day Treasury bills. Investors cannot invest directly in an index.  If fees, expenses and taxes were deducted, the actual returns of the index would be lower.~~

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser, consisting of the following seven members:

Dr. Frank James, PhD Portfolio Manager Since Inception	Barry James, CFA, CIC Portfolio Manager Since Inception	Ann M. Shaw, CFP Portfolio Manager Since Inception	Thomas L. Mangan Portfolio Manager Since Inception
David W. James, CFA Portfolio Manager Since Inception	R. Brian Culpepper Portfolio Manager Since Inception	Brian Shepardson, CFA, CIC Portfolio Manager Since 2001

Buying and Selling Fund Shares

Minimum Initial Investment $2,000 $500 (tax-deferred accounts)	Minimum Additional Investment None
To Place Orders Mail: The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354

For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to Important Information Regarding Fund Shares on page ~~23~~21 of this prospectus.

IMPORTANT INFORMATION REGARDING FUND SHARES

Transaction Policies

You can buy shares of ~~the~~any Fund by mail or through a financial intermediary. ~~You can pay for shares by check, bank wire or ACH.~~  You can sell shares of ~~the~~any Fund by mail, telephone or wire.  ~~When selling shares, you will receive a check, unless you request a wire or direct deposit to your bank account. You may be charged wire fees or other transaction fees; call~~Call the Fund or ask your financial intermediary for more information. ~~Orders to buy and sell shares are processed at the next NAV (share price) to be calculated after we receive your request in good order. NAVs are~~  A Fund’s share price is calculated only on days when the New York Stock Exchange is open for regular trading~~. For more about buying and selling shares, including policies and restrictions that may apply to you, see How to Purchase Shares on page 27 of the Fund’s prospectus and How to Redeem Shares on page 29 or ask your financial intermediary~~.

Dividends, Capital Gains and Taxes

~~The Funds'~~A Fund’s distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Potential Conflicts of Interest

If you purchase ~~the~~a Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

The Adviser does much of its own research using quantitative databases and statistical expertise and other elements to help predict future stock and bond price movements. The Adviser employs a proprietary investment model to select equity securities for the Funds that it believes are undervalued and more likely to appreciate.  The Adviser focuses on value, neglect or equity securities which are underrepresented by institutional investors, as well as on management commitment. The Adviser also assesses a number of fundamental factors such as earnings, earnings trends, price earnings multiples, return on assets, and balance sheet data as well as other proprietary calculations. The model evaluates over 8,500 companies of all capitalization ranges.  For the Small Cap Fund and the Mid Cap Fund, the Adviser refines the model by using a capitalization screen and evaluates thousands of companies within the appropriate capitalization range.  For all Funds, the Adviser normally will sell a security when the investment no longer meets the Adviser’s investment criteria.

Investment Strategies and Related Risk – All Funds

~~Each Fund may borrow up to one-third of the value of its total assets (including the amount borrowed).  Each Fund also may engage in reverse repurchase transactions in which the Fund sells a security to another party, such as a bank, broker-dealer or other financial institution, and simultaneously agrees to buy the security back later at the same price plus interest. Each Fund aggregates reverse repurchase agreements with its borrowings for purposes of limiting its borrowings to one-third of its total assets. The borrowing of securities for short sales is not included in this limitation.~~

~~Each Fund may lend securities to broker-dealers or institutional investors. The Funds will not lend portfolio securities unless the loan is secured by collateral in an amount at least equal (on a daily marked-to-market basis) to the current market value of the securities loaned. A Fund will not enter into securities lending arrangements unless the Fund has the ability to call loaned securities to vote proxies, or otherwise can obtain rights to vote or consent with respect to material events affecting the loaned securities.  A Fund may not lend securities with an aggregate market value of more than one-third of the Fund's total assets (including collateral received from the loans).  When a Fund engages in securities lending, it is subject to the risk that the borrower may fail to return the securities or that it may lose rights in the collateral should the borrower fail financially.~~

The ETFs in which a Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs and other investment companies in which a Fund invests will incur expenses not incurred by their applicable indices.  Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ability of the ETFs to track their applicable indices.  The market value of the ETF shares may differ from their net asset value.  This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.  Accordingly, there may be times when an ETF's shares trade at a ~~premium or~~ discount to its net asset value.

For temporary defensive purposes, under adverse market conditions, each Fund may hold all or a substantial portion of its assets in a combination of short-term U.S. Government or high quality money market instruments, repurchase agreements collateralized by such securities, money market funds or other cash equivalents. If a Fund acquires shares of another mutual fund, including a money market fund, you will be subject to additional management fees and other fees and expenses attributable to the underlying fund.  Each Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. When and to the extent a Fund assumes such a temporary defensive position, it may not pursue or achieve its investment objective.  Each Fund’s investment objective may be changed without shareholder approval.

Investment Strategies and Related Risks – Balanced: Golden Rainbow Fund

The James Balanced: Golden Rainbow Fund may invest in sovereign debt.  Sovereign debt is debt issued by national governments.  A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from foreign governments, multilateral agencies and other entities to reduce principal and interest arrearages on their debt.  The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor's ability or willingness to service its debts.  Under the doctrine of sovereign immunity, the repayment of sovereign debt cannot be forced by creditors and it is thus subject to compulsory rescheduling, interest rate reduction, or even repudiation. The only protection available to creditors is threat of the loss of credibility and lowering of the international standing (the sovereign debt rating) of the country which may make it much more difficult to borrow in the future.

Investment Strategies and Related Risks – Market Neutral Fund

The Market Neutral Fund primarily invests in long positions that its investment adviser believes are undervalued and more likely to appreciate and, at the same time, holds short positions that its investment adviser believes are overvalued and more likely to depreciate.  A short sale involves the Fund selling a security that it does not own, borrowing the same security from a broker or other institution to complete the sale, and ~~the~~then buying the same security at a later date to repay the lender.  If the price of the security declines before the Fund buys the security to repay the lender, the Fund makes a profit.  If the price increases, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price.

The Fund will hold short positions in equity securities which, in the aggregate, will approximately equal the long positions in the Fund.  Due to continuous changes in prices, the market value of the short and long positions will not be equal and can become unequal to a significant degree. For example, if the Fund's strategy is successful, it is likely that the long positions will increase in value while the short positions decrease in value, thus reducing the market neutrality of the Fund.  The Fund's Adviser intends to take action to rebalance the long and short positions to maintain a market neutral exposure when the imbalance reaches proprietary thresholds, pre-established by the Adviser. The rebalancing can be done by adding or eliminating short or long positions depending on the rebalancing needs.

Purchases Through Financial Intermediaries

You also may make initial and subsequent purchases of shares of the Funds through a financial intermediary, such as an adviser or broker-dealer, bank or other financial institution that purchases shares for its customers.  Before investing in the Funds through a financial intermediary, you should read carefully any materials provided by the intermediary together with this prospectus.

When shares are purchased this way, the financial intermediary may:

•	charge a fee for its services;

•	act as the shareholder of record of the shares;

•	set different minimum initial and additional investment requirements;

•	impose other charges and restrictions;

•	designate intermediaries to accept purchase and sale orders on the Fund’s behalf; or

•	impose an earlier cut-off time for purchase and redemption requests.

The Funds consider a purchase or sale order as received when a financial intermediary receives the order ~~in proper form~~. These orders will be priced based on the respective Fund’s NAV next computed after such order is received by the financial intermediary.  It is the responsibility of the financial intermediary to transmit properly completed purchase orders to the Funds in a timely manner.  Any change in price due to the failure of a Fund to timely receive an order must be settled between the investor and the financial intermediary placing the order.

Shares held through an intermediary may be transferred into your name following procedures established by your intermediary and the Funds.  Certain intermediaries may receive compensation from the Funds, the Adviser or their affiliates.

Automatic Investment Plan

The Funds offer current shareholders the convenience of automatic monthly investing, which is available on any day from the 1st to the 25th of the month.  If your selected date falls on a non-business day, your automatic investment will occur on the following business day. The amount you specify will be sent electronically from your checking or savings account to the designated Fund. To initiate the automatic investment plan, complete the application form and attach a voided check or preprinted deposit slip.

 Each Fund pays the cost associated with these automatic investments, but reserves the right, upon 30 days' written notice, to make reasonable charges for this service. Your bank may charge for debiting your account. Shareholders can change the amount or discontinue their participation in the plan by phone or by written notice to the Funds at least 4 business days prior to the automatic investment date.

Other Purchase Information

The Funds reserve the right to limit the amount of purchases and to refuse to sell to any person. When purchasing shares of the Funds by check, the check must be drawn on a U.S. bank, payable in U.S. dollars, and made payable to the applicable Fund.  Certain third party checks will not be accepted. Before sending a third party check you should call 1-800-99-JAMES or 1-800-995-2637 to make sure it can be accepted under the Fund's Anti Money-Laundering policies. It is generally best to use a personal check drawn on your own bank.  If your check or wire does not clear, you will be responsible for any loss incurred by a Fund. If you are already a Fund shareholder, , we reserve the right to redeem shares from any identically registered account in the Funds as reimbursement for any loss incurred or money owed to the Funds. You also may be prohibited or restricted from making future purchases in the Funds.

HOW TO REDEEM SHARES

You may redeem all or part of your investment in a Fund on any day that the Funds are open for business, subject to certain restrictions described below.  Redemption requests received by a Fund or an authorized agent of the Fund before 4:00 p.m. ET (or before the NYSE closes if it closes before 4:00 p.m. ET.) will be effective that day.  Redemption requests received by the Funds or an authorized agent after the close of trading on the NYSE are processed at the NAV determined on the following business day.  The price you will receive when you redeem your shares will be the NAV next determined after the Fund or your financial intermediary receives your properly completed order to sell.  You may receive proceeds from the sale by check, bank wire transfer or direct deposit into your bank account.  You will receive a check unless you request a wire or direct deposit into your bank account.  The proceeds may be more or less than the purchase price of your shares, depending on the market value of the Fund’s securities at the time your redemption request is received.

By Mail – You may redeem any part of your account by sending a written request to the Funds.  The redemption request must contain the following information:

•	the Fund name;

•	your account number;

•	your address;

•	the dollar amount or number of shares you wish to redeem;

•	the signature of all registered account owners, signed in the exact name(s) and any special capacity in which they are registered; and

•	the Federal tax withholding election (for retirement accounts).

The redemption request should be sent to:

U.S. Mail The James Advantage Funds PO Box 5354 Cincinnati, OH 45201-5354	or	Overnight: The James Advantage Funds 303 Broadway, Suit 900 Cincinnati, OH 45201-5354

In certain circumstances, a Medallion Signature Guarantee may be required.  For more details, please see Medallion Signature Guarantee below.

By Telephone – You may redeem shares totaling $25,000 or less by checking the appropriate box on the account application and calling the Funds at 1-800-995-2637.  IRA accounts are not redeemable by telephone.

Neither the Funds, the transfer agent nor their respective affiliates will be liable for complying with telephone instructions that they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions. You will bear the risk of any such loss. The Funds, the transfer agent, or both, will employ reasonable procedures to determine that telephone instructions are genuine. If the Fund and/or the transfer agent do not employ such procedures, they may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification before acting upon telephone instructions, providing written confirmation of the transactions and/or digitally recording telephone instructions.  The Funds may terminate the telephone procedures at any time.  During periods of extreme market activity it is possible that you may encounter some difficulty in telephoning us.  If you are unable to reach us by telephone, you may request a sale by mail.

By Wire - You also may redeem shares by placing a wire redemption request through your financial intermediary.  Your financial intermediary is responsible for transmitting properly completed wire redemption orders so that they are timely received by the Funds.  Your financial intermediary may charge a transaction fee to redeem shares.  In addition, the Funds ~~may~~ charge ~~up to~~ $15 for processing wire redemptions, which charge may be waived in the discretion of the Funds.  This fee may be changed upon 30 days' prior written notice.  Any charges for wire redemptions will be deducted from your Fund by redeeming shares.  In the event that a wire transfer is impossible or impractical, the redemption proceeds will be sent by mail to the designated account.

Medallion Signature Guarantee - Some circumstances require that your request to redeem shares be made in writing accompanied by an original Medallion Signature Guarantee.  A Medallion Signature Guarantee helps protect you against fraud. You can obtain a Medallion Signature Guarantee from most banks or securities dealers, but not from a notary public. You should verify with the institution that it is an eligible guarantor prior to signing.  The three recognized medallion programs are Securities Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (MSP).  SIGNATURE GUARANTEES RECEIVED FROM

STATEMENT OF ADDITIONAL INFORMATION

JAMES SMALL CAP FUND
JAMES MID CAP FUND
JAMES EQUITY FUND
JAMES MARKET NEUTRAL FUND
JAMES LONG-SHORT FUND

November 1, 2009

Series of
The James Advantage Funds
303 Broadway, Suite 900
Cincinnati, Ohio 45202
1-800-995-2637

TABLE OF CONTENTS

DESCRIPTION OF THE TRUST
DEFINITIONS, POLICIES AND RISK CONSIDERATIONS
INVESTMENT LIMITATIONS
DISCLOSURE OF PORTFOLIO HOLDINGS
TRUSTEES AND OFFICERS
PROXY VOTING POLICIES OF THE TRUST AND ADVISER
PRINCIPAL HOLDERS OF VOTING SECURITIES
INVESTMENT ADVISER
PORTFOLIO MANAGERS
TRANSFER AGENT AND DISTRIBUTOR
OTHER SERVICES
PORTFOLIO TRANSACTIONS AND BROKERAGE
SHARES OF THE FUND
DETERMINATION OF SHARE PRICE
ADDITIONAL TAX INFORMATION
DISTRIBUTION PLAN
FINANCIAL STATEMENTS

           This Statement of Additional Information (“SAI”) is not a prospectus and should only be read in conjunction with the Prospectus of the James Small Cap Fund, the James Mid Cap Fund, the James Equity Fund and the James Market Neutral Fund dated November 1, 2009 and the Prospectus of the James Long-Short Fund dated November 1, 2009. Prospectuses and an Annual Report can be obtained by writing the Transfer Agent at P.O. Box 5354, Cincinnati, Ohio 45201-5354, or by calling 888-99 JAMES (888-995-2637).  The James Long-Short Fund has not yet commenced operations.

FHFA announced that it does not anticipate any disruption in pattern of payments or ongoing business operations of Fannie Mae or Freddie Mac.

D.         Repurchase Agreements.

           The Funds may invest in repurchase agreements fully collateralized by obligations issued by the U.S. Government or by agencies of the U.S. Government (“U.S. Government obligations”).  A repurchase agreement is a short-term investment in which the purchaser (i.e., a Fund) acquires ownership of a U.S. Government obligation (which may be of any maturity) and the seller agrees to repurchase the obligation at a future time at a set price, thereby determining the yield during the purchaser’s holding period (usually not more than seven days from the date of purchase).  Any repurchase transaction in which a Fund engages will require full collateralization of the seller’s obligation during the entire term of the repurchase agreement.  In the event of a bankruptcy or other default of the seller, a Fund could experience both delays in liquidating the underlying security and losses in value.  However, the Funds intend to enter into repurchase agreements only with banks with assets of $1 billion or more and registered securities dealers determined by the Adviser to be creditworthy.  The Adviser monitors the creditworthiness of the banks and securities dealers with which the Funds engage in repurchase transactions.

           E.           Illiquid Securities.

           Each Fund may invest up to 15% of its net assets (valued at the purchase date) in illiquid securities.  Illiquid securities generally include securities that cannot be disposed of promptly and in the ordinary course of business without taking a reduced price.  Securities may be illiquid due to contractual or legal restrictions on resale or lack of a ready market.  The following securities are considered to be illiquid:  repurchase agreements maturing in more than seven days, non-publicly offered securities and certain restricted securities.  Restricted securities are securities the resale of which is subject to legal or contractual restrictions.  Restricted securities may be sold only in privately negotiated transactions, in a public offering with respect to which a registration statement is in effect under the Securities Act of 1933 or pursuant to Rule 144 or Rule 144A promulgated under the Act.  Certain restricted securities that may be sold pursuant to Rule 144A may be considered to be liquid by a Fund. Where registration is required, the Funds may be obligated to pay all or part of the registration expense, and a considerable period may elapse between the time of the decision to sell and the time such security may be sold under an effective registration statement.  If during such a period adverse market conditions were to develop, the Funds might obtain a less favorable price than the price it could have obtained when it decided to sell.

           F.           Loans of Securities.

           Each Fund may lend portfolio securities with an aggregate market value of up to one-third of the Fund’s total assets (including collateral received from the loans).  Under the lending policy authorized by the Board of Trustees, the borrower must agree to maintain collateral with the applicable Fund on a daily market-to-market basis in an amount at least equal to the value of the loaned securities.  The Fund will continue to receive dividends or interest on the loaned securities and will be able to vote on any material matter affecting the loaned securities that the Adviser determines to be important.  With respect to loans of securities, there is the risk that the borrower may fail to return the loaned securities ~~or~~, that the borrower may not be able to provide additional collateral or that the Fund may lose rights in the collateral should the borrower fail financially.

           G.          Borrowing and Leverage; Reverse Repurchase Agreements.

           Each Fund may borrow from banks up to one-third of its total assets (including the amount borrowed), and may borrow from any person other than a bank for temporary purposes only, provided such temporary borrowings do not exceed 5% of the Fund’s total assets at the time when the borrowing is made.  A Fund may pledge assets in connection with such borrowings.  Each Fund also may engage in reverse repurchase agreements in which the Fund sells a security to another party, such as a bank, broker-dealer or other financial institution, and simultaneously agrees to buy it back later at the same price plus interest.  While a reverse repurchase agreement is outstanding, a Fund generally will direct its custodian to segregate cash and appropriate liquid assets to cover its obligations under the agreement, marked to market daily.  The Funds will enter into reverse repurchase agreements only with parties whose creditworthiness has been reviewed and deemed satisfactory by the Adviser.  A Fund aggregates reverse repurchase agreements with its borrowings for purposes of limiting all borrowings to one-third of its total assets.  The borrowing of securities for short sales is excluded for purposes of the limitations in this paragraph.

           If a Fund makes additional investments while borrowings and/or reverse repurchase agreements are outstanding, this may be construed as a form of leverage.  The Fund’s objective would be to pursue investment opportunities with returns that exceed the cost of the borrowings.  ~~This leverage may exaggerate changes in a Fund’s share value and the gains and losses on a Fund’s investment~~Leverage magnifies a Fund’s potential for gain or loss and, therefore, increases the possibility of fluctuation in the Fund’s net asset value.  Leverage also creates interest expenses that may exceed the return on investments made with the borrowings.  In addition, reverse repurchase agreements involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.

           H.          Foreign Securities.

           The Funds may invest, without limitation, in foreign securities, including ETFs that invest in foreign securities.  Foreign fixed-income securities include corporate debt obligations issued by foreign companies and debt obligations of foreign governments or international organizations.  Foreign securities may include floating rate obligations, variable rate obligations, Yankee dollar obligations (U.S. dollar denominated obligations issued by foreign companies and traded on U.S. markets) and Eurodollar obligations (U.S. dollar denominated obligations issued by foreign companies) and American depository receipts (“ADRs”).  ADRs are certificates of ownership issued by a U.S. bank as a convenience to investors in lieu of the underlying shares which its holds in custody.

           There may be less information publicly available about a foreign company than about a U.S. company, and foreign companies may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S.  Other risks associated with investments in foreign securities include changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility.  In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

   Each Fund may invest in foreign securities of issuers in emerging markets.  Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries.  These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital.  In addition, foreign investors may be required to register the proceeds of sales; future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies.  The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by a Fund.  Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

           Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons.  Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents.  Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of a Fund.

           Additional risks of emerging markets securities may include:  greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems.  In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.  Settlement problems may cause a Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security.  Such a delay could result in possible liability to a purchaser of the security.

I.           Portfolio Turnover.

           Neither the Mid Cap Fund, the Small Cap Fund, nor the Equity Fund intends to purchase or sell securities for short term trading purposes.  Each Fund may, however, sell any portfolio

           3.           Margin Purchases.  The Funds will not purchase securities or evidences of interest thereon on “margin.”  This limitation is not applicable to short-term credit obtained by the Funds for the clearance of purchases and sales or redemption of securities, or to arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques.

           4.           Options.  The Funds will not purchase or sell puts, calls, options or straddles, except as described in the Prospectus and the Statement of Additional Information.

           5.           Short Sales.  The James Mid Cap Fund, the James Small Cap Fund and the James Equity Fund will not effect short sales of securities.

           6.           Illiquid Securities.  Each Fund will not invest more than 15% of its net assets in securities that are restricted as to resale or otherwise illiquid.  For this purpose, illiquid securities generally include securities that cannot be disposed of within seven days in the ordinary course of business without taking a reduced price.

           7.           80% Investment Policy.  The James Mid Cap Fund invests primarily in common stocks of mid capitalization companies, defined by the Adviser as those companies with market capitalizations of $1 billion up to $8 billion at the time of purchase (including ETFs that invest primarily in such securities).  Under normal circumstances, the Fund will invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in mid capitalization stocks, as defined above. The James Small Cap Fund invests primarily in common stocks of small capitalization companies, defined by the Adviser as those companies with market capitalizations at the time of purchase no larger than the stocks in the Russell 2000® Index, which is the benchmark index for the Fund (including ETFs that invest primarily in such securities). Under normal circumstances, the Fund will invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in small capitalization stocks, as defined above.  The James Equity Fund invests primarily in equity securities.  Under normal circumstances, the Fund will invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in equity securities without regard to the market capitalization of the stock (including ETFs that invest primarily in equity securities).  Shareholders of the applicable Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% investment policy.  The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type:  “Important Notice Regarding Change in Investment Policy.”  The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.  The Adviser, subject to the approval of the Board of Trustees, may change its foregoing definitions of small and large capitalization companies.  Shareholders will be notified of any such change.

DISCLOSURE OF PORTFOLIO HOLDINGS

The following is a summary of the Funds’ policies and procedures for disclosing the Funds’ portfolio securities to any person requesting this information.  No compensation will be received by the Fund, the Adviser, or any other party in connection with the disclosure of

STATEMENT OF ADDITIONAL INFORMATION

JAMES BALANCED: GOLDEN RAINBOW FUND

November 1, 2009

A Series of
James Advantage Funds
303 Broadway, Suite 900
Cincinnati, Ohio 45202
1-800-995-2637

TABLE OF CONTENTS

DESCRIPTION OF THE TRUST
DEFINITIONS, POLICIES AND RISK CONSIDERATIONS
INVESTMENT LIMITATIONS
DISCLOSURE OF PORTFOLIO HOLDINGS
TRUSTEES AND OFFICERS
PROXY VOTING POLICIES OF THE TRUST AND ADVISER
PRINCIPAL HOLDERS OF VOTING SECURITIES
INVESTMENT ADVISER
PORTFOLIO MANAGERS
TRANSFER AGENT AND DISTRIBUTOR
OTHER SERVICES
PORTFOLIO TRANSACTIONS AND BROKERAGE
SHARES OF THE FUND
DETERMINATION OF SHARE PRICE
ADDITIONAL TAX INFORMATION
DISTRIBUTION PLAN
FINANCIAL STATEMENTS

           This Statement of Additional Information is not a Prospectus and should only be read in conjunction with the Prospectuses of the James Balanced: Golden Rainbow Fund dated November 1, 2009 (for Retail Class shares) and November 1, 2009 (for Institutional Class shares).  Prospectuses and an annual report can be obtained by writing the Transfer Agent at P.O. Box 5354, Cincinnati, Ohio 45201-5354, or by calling 888-99 JAMES (888-995-2637).

 In the event of a bankruptcy or other default of the seller, the Fund could experience both delays in liquidating the underlying security and losses in value.  However, the Fund intends to enter into repurchase agreements only with banks with assets of $1 billion or more and registered securities dealers determined by the Adviser to be creditworthy.  The Adviser monitors the creditworthiness of the banks and securities dealers with which the Fund engages in repurchase transactions.

G.         Illiquid Securities.

           The Fund may normally invest up to 5% of its net assets (valued at the purchase date) in illiquid securities.  Illiquid securities generally include securities that cannot be disposed of promptly and in the ordinary course of business without taking a reduced price.  Securities may be illiquid due to contractual or legal restrictions on resale or lack of a ready market.  The following securities are considered to be illiquid:  repurchase agreements maturing in more than seven days, nonpublicly offered securities and certain restricted securities.  Restricted securities are securities the resale of which is subject to legal or contractual restrictions.  Restricted securities may be sold only in privately negotiated transactions, in a public offering with respect to which a registration statement is in effect under the Securities Act of 1933 or pursuant to Rule 144 or Rule 144A promulgated under the Act.  Certain restricted securities that may be sold pursuant to Rule 144A may be considered to be liquid by the Fund. Where registration is required, the Fund may be obligated to pay all or part of the registration expense, and a considerable period may elapse between the time of the decision to sell and the time such security may be sold under an effective registration statement.  If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the price it could have obtained when it decided to sell.

           H.          Loans of Securities.

           The Fund may lend portfolio securities with aggregate market value of up to one-third of the Fund’s total assets (including collateral received from the loans).  Under the lending policy authorized by the Board of Trustees, the borrower must agree to maintain collateral with the Fund on a daily market-to-market basis in an amount at least equal to the value of the loaned securities.  The Fund will continue to receive dividends or interest on the loaned securities and will be able to vote on any material matter affecting the loaned securities that the Adviser determines to be important.  With respect to loans of securities, there is the risk that the borrower may fail to return the loaned securities ~~or~~, that the borrower may not be able to provide additional collateral or that the Fund may lose rights in the collateral should the borrower fail financially.

           I.           Borrowing and Leverage; Reverse Repurchase Agreements.

           The Fund may borrow from banks up to one-third of its total assets (including the amount borrowed), and may borrow from any person other than a bank for temporary basis only, provided such temporary borrowings do not exceed 5% of the Fund~~'~~’s total assets at the time when the borrowing is made. The Fund may pledge assets in connection with such borrowings.  The Fund also may engage in reverse repurchase agreements in which the Fund sells a security to another party, such as a bank, broker-dealer or other financial institution, and simultaneously agrees to buy it back later at the same price plus interest.  While a reverse repurchase agreement is outstanding, the Fund generally will direct its custodian to segregate cash and appropriate liquid assets to cover its obligations under the agreement, marked to market daily.  The Fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been reviewed and deemed satisfactory by the Adviser.  The Fund aggregates reverse repurchase agreements with its bank borrowings for purposes of limiting all borrowings to one-third of its total assets.

           If the Fund makes additional investments while borrowings and/or reverse repurchase agreements are outstanding, this may be construed as a form of leverage.  The Fund~~'~~’s objective would be to pursue investment opportunities with returns that exceed the cost of the borrowings.  ~~This leverage may exaggerate changes in the Fund's share value and the gains and losses on the Fund's investment~~Leverage magnifies the Fund’s potential for gain or loss and, therefore, increases the possibility of fluctuation in the Fund’s net asset value.  Leverage also creates interest expenses that may exceed the return on investments made with the borrowings.  In addition, reverse repurchase agreements involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities.

           J.           Foreign Securities.

           The Fund may invest, without limitation, in foreign securities, including ETFs that invest in foreign securities.  Foreign fixed income securities include corporate debt obligations issued by foreign companies and debt obligations of foreign governments or international organizations. This category may include floating rate obligations, variable rate obligations, Yankee dollar obligations (U.S. dollar denominated obligations issued by foreign companies and traded on U.S. markets) and Eurodollar obligations (U.S. dollar denominated obligations issued by foreign companies) and American depository receipts (“ADRs”).  ADRs are certificates of ownership issued by a U.S. bank as a convenience to investors in lieu of the underlying shares which its holds in custody.

           There may be less information publicly available about a foreign company than about a U.S. company, and foreign companies may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S.  Other risks associated with investments in foreign securities include changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility.  In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

           The Fund may invest in foreign securities of issuers in emerging markets.  Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries.  These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital.  In addition, foreign investors may be required to register the proceeds of sales; future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies.  The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund.  Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

           Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons.  Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents.  Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

           Additional risks of emerging markets securities may include:  greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems.  In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.  Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security.  Such a delay could result in possible liability to a purchaser of the security.

K.         When-Issued Securities and Forward Commitments.

           The Fund may buy and sell securities on a when-issued or delayed delivery basis, with payment and delivery taking place at a future date.  The price and interest rate that will be received on the securities are each fixed at the time the buyer enters into the commitment.  The Fund may enter into such forward commitments if it holds, and maintains until the settlement date in a separate account at the Fund~~'~~’s Custodian, cash or U.S. Government securities in an amount sufficient to meet the purchase price. Forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date.  Any change in value could increase fluctuations in the Fund~~'~~’s share price and yield.  Although the Fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio, the Fund may dispose of a commitment prior to the settlement if the Adviser deems it appropriate to do so.

           of any security or the action taken.  This paragraph does not apply to the borrowing policy set forth in paragraph 1 above.

           With respect to the Fund~~'~~’s diversification, the current standards require that the Fund may not purchase the securities of any one issuer, other than the U.S. Government or any of its instrumentalities, if immediately after such purchase more than 5% of the value of its total assets would be invested in such issuer, or the Fund would own more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the value of the Fund~~'~~’s total assets may be invested without regard to such 5% and 10% limitations.

           Non-Fundamental.  The following limitations have been adopted by the Trust with respect to the Fund and are Non-Fundamental (see “Investment Limitations” above).

           1.           Pledging.  The Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Fund except as may be necessary in connection with borrowings described in limitation (1) above.  Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.

           2.           Margin Purchases.  The Fund will not purchase securities or evidences of interest thereon on “margin.”  This limitation is not applicable to short-term credit obtained by the Fund for the clearance of purchases and sales or redemption of securities, or to arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques.

           3.           Options.  The Fund will not purchase or sell puts, calls, options or straddles, except as described in the Prospectus and the Statement of Additional Information.

           4.           Short Sales.  The Fund will not effect short sales of securities.

           5.           Illiquid Securities.  The Fund will not invest more than 5% of its net assets in securities that are restricted as to resale or otherwise illiquid.  For this purpose, illiquid securities generally include securities that cannot be disposed of within seven days in the ordinary course of business without taking a reduced price.

DISCLOSURE OF PORTFOLIO HOLDINGS

The following is a summary of the Fund’s policies and procedures for disclosing the Fund’s portfolio securities to any person requesting this information.  No compensation will be received by the Fund, the Adviser, or any other party in connection with the disclosure of information about portfolio securities.  The procedures prohibit the disclosure of portfolio holdings except under the following conditions:

1)	Routine shareholder reports filed quarterly with the SEC within 60 days after the quarter-end and routine shareholder reports distributed to shareholders within 60 days after the six-month end;

2)	For use in preparing and distributing routine periodic reporting to market data agencies; and

3)	For use in preparing and distributing routine shareholder reports, including disclosure to the Trust’s independent public accounting firm, legal counsel, typesetter and printer.